Exhibit 99.1

ALIBABA GROUP HOLDING LIMITED

INDEX TO FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Alibaba Group Holding Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Alibaba Group Holding Limited and its subsidiaries (the "Company") as of June 30, 2019 and March 31, 2019, and the related consolidated income statement, consolidated statements of comprehensive income, changes in shareholders' equity and cash flows for the three-month period ended June 30, 2019, including the related notes (collectively referred to as the "consolidated financial statements").

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2019 and March 31, 2019, and the results of its operations and its cash flows for the three-month period ended June 30, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers

PricewaterhouseCoopers
Hong Kong, November 13, 2019

We have served as the Company's auditor since 1999.

ALIBABA GROUP HOLDING LIMITED
CONSOLIDATED INCOME STATEMENTS

		Three months ended June 30,
		2018	2019
		RMB	RMB	US$
		(Unaudited)		(Note 2(a))
		(in millions, except per share data)
	Notes
Revenue	5, 22	80,920	114,924	16,741
Cost of revenue	22	(43,720)	(59,987)	(8,738)
Product development expenses	22	(11,510)	(10,478)	(1,526)
Sales and marketing expenses	22	(8,921)	(10,698)	(1,558)
General and administrative expenses	22	(6,645)	(6,320)	(921)
Amortization of intangible assets	16	(2,104)	(3,066)	(447)

Income from operations		8,020	24,375	3,551
Interest and investment income, net		7,246	187	27
Interest expense		(1,213)	(1,346)	(196)
Other (loss) income, net	6, 22	(83)	2,101	306

Income before income tax and share of results of equity investees		13,970	25,317	3,688
Income tax expenses	8	(5,665)	(6,712)	(978)
Share of results of equity investees	14	(655)	517	75

Net income		7,650	19,122	2,785
Net loss attributable to noncontrolling interests		1,070	2,326	339

Net income attributable to Alibaba Group Holding Limited		8,720	21,448	3,124
Accretion of mezzanine equity		(35)	(196)	(28)

Net income attributable to ordinary shareholders		8,685	21,252	3,096

Earnings per share attributable to ordinary shareholders (Note)	10
Basic		0.42	1.02	0.15
Diluted		0.41	1.01	0.15
Earnings per ADS attributable to ordinary shareholders (one ADS equals eight ordinary shares)	10
Basic		3.36	8.18	1.19
Diluted		3.30	8.06	1.17
Weighted average number of shares used in computing earnings per share (million shares) (Note)	10
Basic		20,648	20,776
Diluted		21,014	21,075

Note:	Basic and diluted earnings per share and the number of shares have been retrospectively adjusted for the Share Subdivision and the ADS Ratio Change that were effective on July 30, 2019 as detailed in Note 2(a) and Note 28.

The accompanying notes form an integral part of these consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Three months ended June 30,
	2018	2019
	RMB	RMB	US$
	(Unaudited)		(Note 2(a))
	(in millions)
Net income	7,650	19,122	2,785

Other comprehensive income (loss):
- Foreign currency translation:
Change in unrealized gains	1,496	1,348	196

- Share of other comprehensive income of equity method investees:
Change in unrealized losses	(47)	(91)	(13)

- Interest rate swaps under hedge accounting and others:
Change in unrealized gains (losses)	23	(170)	(25)

Other comprehensive income	1,472	1,087	158

Total comprehensive income	9,122	20,209	2,943
Total comprehensive loss attributable to noncontrolling interests	571	2,134	311

Total comprehensive income attributable to ordinary shareholders	9,693	22,343	3,254

The accompanying notes form an integral part of these consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED
CONSOLIDATED BALANCE SHEETS

		As of March 31, 2019	As of June 30, 2019
		RMB	RMB	US$
				(Note 2(a))
		(in millions)
	Notes
Assets
Current assets:
Cash and cash equivalents	2(p)	189,976	210,539	30,669
Short-term investments	2(q)	3,262	1,650	240
Restricted cash and escrow receivables	11	8,518	7,301	1,063
Investment securities	12	9,927	8,431	1,228
Prepayments, receivables and other assets	13	58,590	62,711	9,135

Total current assets		270,273	290,632	42,335
Investment securities	12	157,090	168,709	24,576
Prepayments, receivables and other assets	13	28,018	46,820	6,821
Investments in equity investees	14	84,454	85,596	12,468
Property and equipment, net	15	92,030	94,184	13,719
Intangible assets, net	16	68,276	66,019	9,617
Goodwill	17	264,935	266,894	38,877

Total assets		965,076	1,018,854	148,413

Liabilities, mezzanine equity and shareholders' equity
Current liabilities:
Current bank borrowings	20	7,356	7,564	1,102
Current unsecured senior notes	21	15,110	15,455	2,251
Income tax payable		17,685	17,764	2,588
Escrow money payable	11	8,250	6,868	1,000
Accrued expenses, accounts payable and other liabilities	19	117,711	119,965	17,475
Merchant deposits	2(ad)	10,762	11,167	1,627
Deferred revenue and customer advances	18	30,795	31,917	4,649

Total current liabilities		207,669	210,700	30,692
Deferred revenue	18	1,467	1,657	241
Deferred tax liabilities	8	22,517	21,874	3,187
Non-current bank borrowings	20	35,427	38,237	5,570
Non-current unsecured senior notes	21	76,407	78,133	11,381
Other liabilities	19	6,187	23,196	3,379

Total liabilities		349,674	373,797	54,450

The accompanying notes form an integral part of these consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED
CONSOLIDATED BALANCE SHEETS (CONTINUED)

		As of March 31, 2019	As of June 30, 2019
		RMB	RMB	US$
				(Note 2(a))
		(in millions)
	Notes
Commitments and contingencies	24, 25	—	—	—
Mezzanine equity		6,819	7,091	1,033
Shareholders' equity:
Ordinary shares, US$0.000003125 par value; 32,000,000,000 shares authorized as of March 31, 2019 and June 30, 2019; 20,696,476,576 and 20,836,609,360 shares issued and outstanding as of March 31, 2019 and June 30, 2019, respectively (Note)		1	1	—
Additional paid-in capital		231,783	238,023	34,672
Treasury shares, at cost	2(ag)	—	—	—
Restructuring reserve	4(a)	(97)	(31)	(5)
Subscription receivables		(49)	(49)	(7)
Statutory reserves	2(ah)	5,068	5,166	753
Accumulated other comprehensive income (loss)
Cumulative translation adjustments		(2,592)	(1,405)	(205)
Unrealized gains on interest rate swaps and others		257	92	14
Retained earnings		257,886	279,236	40,675

Total shareholders' equity		492,257	521,033	75,897
Noncontrolling interests		116,326	116,933	17,033

Total equity		608,583	637,966	92,930

Total liabilities, mezzanine equity and equity		965,076	1,018,854	148,413

Note:
Par value per share and the number of shares have been retrospectively adjusted for the Share Subdivision and the ADS Ratio Change that were effective on July 30, 2019 as detailed in Note 2(a) and Note 28.

The accompanying notes form an integral part of these consolidated financial statements

ALIBABA GROUP HOLDING LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

								Accumulated other comprehensive income (loss)
									Unrealized gains on interest rate swaps and others
	Ordinary shares
			Additional paid-in capital	Treasury shares	Restructuring reserve (Note 4(a))	Subscription Receivables	Statutory reserves	Cumulative translation adjustments		Retained earnings	Total shareholders' equity	Noncontrolling interests	Total equity
	Share (Note)	Amount
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
(Unaudited)	(in millions, except share data)
Balance as of April 1, 2018	20,575,438,744	1	186,764	(2,233)	(361)	(163)	4,378	(3,626)	513	180,549	365,822	70,616	436,438
Foreign currency translation adjustment	—	—	—	—	—	(9)	—	1,062	28	—	1,081	406	1,487
Share of additional paid-in capital and other comprehensive income of equity method investees	—	—	(106)	—	—	—	—	(47)	—	—	(153)	—	(153)
Change in fair value of interest rate swaps under hedge accounting and others	—	—	—	—	—	—	—	—	23	—	23	—	23
Net income for the period	—	—	—	—	—	—	—	—	—	8,720	8,720	(977)	7,743
Acquisition of subsidiaries	—	—	—	—	—	—	—	—	—	—	—	7,211	7,211
Issuance of shares, including vesting of RSUs and early exercised options and exercise of share options	158,477,656	—	176	—	—	—	—	—	—	—	176	—	176
Partial disposal of the Company's shares by Suning.com Co., Ltd.	—	—	—	821	—	—	—	—	—	—	821	—	821
Transactions with noncontrolling interests	—	—	693	—	—	—	—	—	—	—	693	1,752	2,445
Amortization of compensation cost	—	—	15,873	—	—	—	—	—	—	—	15,873	534	16,407
Appropriation to statutory reserves	—	—	—	—	—	—	150	—	—	(150)	—	—	—
Others	—	—	(33)	—	66	—	—	—	—	—	33	(37)	(4)

Balance as of June 30, 2018	20,733,916,400	1	203,367	(1,412)	(295)	(172)	4,528	(2,611)	564	189,119	393,089	79,505	472,594

Note:	The number of shares has been retrospectively adjusted for the Share Subdivision and the ADS Ratio Change that were effective on July 30, 2019 as detailed in Note 2(a) and Note 28.

The accompanying notes form an integral part of these consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (CONTINUED)

								Accumulated other comprehensive income (loss)
									Unrealized gains (losses) on interest rate swaps and others
	Ordinary shares
			Additional paid-in capital	Treasury shares	Restructuring reserve (Note 4(a))	Subscription receivables	Statutory reserves	Cumulative translation adjustments		Retained earnings	Total shareholders' equity	Noncontrolling interests	Total equity
	Share (Note)	Amount
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	(in millions, except share data)
Balance as of April 1, 2019	20,696,476,576	1	231,783	—	(97)	(49)	5,068	(2,592)	257	257,886	492,257	116,326	608,583
Foreign currency translation adjustment	—	—	—	—	—	—	—	1,278	5	—	1,283	65	1,348
Share of additional paid-in capital and other comprehensive income of equity method investees	—	—	(10)	—	—	—	—	(91)	—	—	(101)	—	(101)
Change in fair value of interest rate swaps under hedge accounting and others	—	—	—	—	—	—	—	—	(170)	—	(170)	—	(170)
Net income for the period	—	—	—	—	—	—	—	—	—	21,448	21,448	(2,199)	19,249
Acquisition of subsidiaries	—	—	—	—	—	—	—	—	—	—	—	127	127
Issuance of shares, including vesting of RSUs and early exercised options and exercise of share options	140,164,760	—	387	—	—	—	—	—	—	—	387	—	387
Repurchase and retirement of ordinary shares	(31,976)	—	—	—	—	—	—	—	—	—	—	—	—
Transactions with noncontrolling interests	—	—	(91)	—	—	—	—	—	—	—	(91)	1,868	1,777
Amortization of compensation cost	—	—	6,150	—	—	—	—	—	—	—	6,150	961	7,111
Appropriation to statutory reserves	—	—	—	—	—	—	98	—	—	(98)	—	—	—
Others	—	—	(196)	—	66	—	—	—	—	—	(130)	(215)	(345)

Balance as of June 30, 2019	20,836,609,360	1	238,023	—	(31)	(49)	5,166	(1,405)	92	279,236	521,033	116,933	637,966

Note:	The number of shares has been retrospectively adjusted for the Share Subdivision and the ADS Ratio Change that were effective on July 30, 2019 as detailed in Note 2(a) and Note 28.

The accompanying notes form an integral part of these consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended June 30,
	2018	2019
	RMB	RMB	US$
	(Unaudited)		(Note 2(a))
	(in millions)
Cash flows from operating activities:
Net income	7,650	19,122	2,785
Adjustments to reconcile net income to net cash provided by operating activities:
Revaluation gain on previously held equity interest	(1,834)	—	—
Gain on disposals of equity investees	—	(1)	—
Realized and unrealized (gain) loss related to investment securities	(3,665)	1,966	286
Change in fair value of other assets and liabilities	(22)	(401)	(58)
Loss on disposals of subsidiaries	4	—	—
Depreciation and amortization of property and equipment, and operating lease cost relating to land use rights	2,857	4,682	682
Amortization of intangible assets and licensed copyrights	4,770	5,174	754
Share-based compensation expense	16,378	7,115	1,036
Impairment of investment securities	—	250	36
Impairment of licensed copyrights	—	452	66
Loss (Gain) on disposals of property and equipment	35	(48)	(7)
Amortization of restructuring reserve	66	66	10
Share of results of equity investees	655	(517)	(75)
Deferred income taxes	(406)	(849)	(124)
Allowance for doubtful accounts	35	300	43
Changes in assets and liabilities, net of effects of acquisitions and disposals:
Prepayments, receivables and other assets	(1,133)	(21,871)	(3,185)
Income tax payable	529	92	13
Escrow money payable	2,319	(1,382)	(201)
Accrued expenses, accounts payable and other liabilities	6,352	18,773	2,735
Merchant deposits	(394)	405	59
Deferred revenue and customer advances	1,921	1,284	187

Net cash provided by operating activities	36,117	34,612	5,042

Cash flows from investing activities:
Decrease in short-term investments, net	565	1,726	251
Payments for settlement of forward exchange contracts	—	(25)	(3)
Acquisitions of investment securities	(26,008)	(15,743)	(2,292)
Disposals of investment securities	571	4,144	603
Acquisitions of equity investees	(2,896)	(1,171)	(171)
Disposals of equity investees	77	3	—
Acquisitions of:
Land use rights and construction in progress relating to office campus	(1,446)	(526)	(77)
Other property and equipment	(5,005)	(5,856)	(853)
Licensed copyrights and other intangible assets	(4,754)	(2,395)	(349)
Cash paid for business combinations, net of cash acquired	(32,767)	(1,232)	(180)
Deconsolidation and disposal of subsidiaries, net of cash proceeds	(14)	(38)	(5)
Loans to employees, net of repayments	7	(23)	(3)

Net cash used in investing activities	(71,670)	(21,136)	(3,079)

The accompanying notes form an integral part of these consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

	Three months ended June 30,
	2018	2019
	RMB	RMB	US$
	(Unaudited)		(Note 2(a))
	(in millions)
Cash flows from financing activities:
Issuance of ordinary shares	174	385	56
Acquisition of additional equity interests in non-wholly owned subsidiaries	(69)	(12)	(2)
Dividends paid by non-wholly owned subsidiaries to noncontrolling interests	(51)	(192)	(28)
Capital injection from noncontrolling interests	2,513	1,946	283
Proceeds from bank borrowings	2,311	6,861	1,000
Repayment of bank borrowings	(597)	(4,426)	(645)
Upfront fee payment for a syndicated loan	—	(69)	(10)

Net cash provided by financing activities	4,281	4,493	654

Effect of exchange rate changes on cash and cash equivalents, restricted cash and escrow receivables	2,783	1,377	201

(Decrease) Increase in cash and cash equivalents, restricted cash and escrow receivables	(28,489)	19,346	2,818
Cash and cash equivalents, restricted cash and escrow receivables at beginning of period	202,726	198,494	28,914

Cash and cash equivalents, restricted cash and escrow receivables at end of period	174,237	217,840	31,732

The accompanying notes form an integral part of these consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

Supplemental disclosures of cash flow information:

Payment of income taxes

Income tax paid was RMB5,600 million and RMB7,503 million, for the three months ended June 30, 2018 and 2019, respectively.

Payment of interest

Interest paid was RMB1,944 million and RMB2,085 million for the three months ended June 30, 2018 and 2019, respectively.

Business combinations

	Three months ended June 30,
	2018	2019
	(Unaudited)
	(in millions of RMB)
Cash paid for business combinations	(35,033)	(1,265)
Cash acquired in business combinations	2,266	33

	(32,767)	(1,232)

The accompanying notes form an integral part of these consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2018 AND 2019

1.     Organization and principal activities

  Alibaba Group Holding Limited (the "Company") is a limited liability company, which was incorporated in the Cayman Islands on June 28, 1999. The Company is a holding company and conducts its businesses primarily through its subsidiaries. In these consolidated financial statements, where appropriate, the term "Company" also refers to its subsidiaries as a whole. The Company provides the technology infrastructure and marketing reach to help merchants, brands and other businesses to leverage the power of new technology to engage with their users and customers and operate in a more efficient way. As of June 30, 2019, major shareholders of the Company include SoftBank Group Corp. (together with its subsidiaries, "SoftBank") and Altaba Inc. (formerly known as Yahoo! Inc.) ("Altaba").

  The Company has four operating and reportable segments, namely core commerce, cloud computing, digital media and entertainment, and innovation initiatives and others.

  The Company's core commerce segment is mainly comprised of (i) the retail and wholesale commerce businesses, (ii) the logistics services business and (iii) the local consumer services business. Retail commerce businesses in the People's Republic of China (the "PRC" or "China") primarily include the mobile commerce destination ("Taobao Marketplace") and the third-party online and mobile platform for brands and retailers ("Tmall"). Retail commerce businesses—cross-border and global include the e-commerce platform across Southeast Asia operated by Lazada (Note 4(b)), the global retail marketplace enabling consumers from around the world to buy directly from manufacturers and distributors primarily in China ("AliExpress") and the import e-commerce platform that allows overseas brands and retailers to reach Chinese consumers ("Tmall Global"). Wholesale commerce businesses in China include the integrated domestic wholesale marketplace ("1688.com"). Wholesale commerce businesses—cross-border and global include the integrated international online wholesale marketplace ("Alibaba.com"). Logistics services business includes a logistics data platform and a nationwide fulfillment network through Cainiao Network (Note 4(i)). Local consumer services business includes the on-demand delivery and local services platform operated by Ele.me (Note 4(c)) and the restaurant and local services guide platform for in-store consumption operated by Koubei (Note 4(c)).

  The Company's cloud computing segment is comprised of Alibaba Cloud, which offers a complete suite of cloud services including elastic computing, database, storage, network virtualization services, large scale computing, security, management and application services, big data analytics, a machine learning platform and Internet of Things ("IoT") services.

  The Company's digital media and entertainment segment leverages the Company's deep data insights to serve the broader interests of consumers through two key distribution platforms, Youku and UC Browser, and through Alibaba Pictures and the Company's other diverse content platforms that provide online videos, films, live events, news feeds, literature and music, among other areas.

  The Company's innovation initiatives and others segment includes businesses such as Amap (formerly AutoNavi), DingTalk, Tmall Genie and others.

  As of June 30, 2019, the Company had a profit sharing interest in Zhejiang Ant Small and Micro Financial Services Group Co., Ltd. (together with its subsidiaries including Alipay.com Co., Ltd. ("Alipay"), "Ant Financial"). Ant Financial provides payment and financial services to consumers and merchants on the Company's platforms. In September 2019, the Company received a 33% equity interest in Ant Financial and the profit sharing arrangement with Ant Financial was terminated (Note 4(a)).

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2018 AND 2019

2.     Summary of significant accounting policies

(a)   Basis of presentation

  The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). Significant accounting policies including the impact of adoption of the relevant new accounting standards are presented in the rest of this Note 2. The comparative financial statements for the three months ended June 30, 2018 are unaudited.

  Effective on July 30, 2019, the Company subdivided each of its issued and unissued ordinary shares into eight ordinary shares (the "Share Subdivision"). Following the Share Subdivision, the Company's authorized share capital is US$100,000 divided into 32,000,000,000 ordinary shares with a par value of US$0.000003125 each. The number of issued and unissued ordinary shares as disclosed elsewhere in these consolidated financial statements are prepared on a basis after taking into account the effects of the Share Subdivision and have been retrospectively adjusted.

  Simultaneously with the Share Subdivision, the change in ratio of the Company's American depositary share ("ADS") to ordinary share (the "ADS Ratio Change") also became effective. Following the ADS Ratio Change, each ADS now represents eight ordinary shares. Previously, each ADS represented one ordinary share. Given that the ADS Ratio Change was exactly proportionate to the Share Subdivision, no new ADSs were issued to any ADS holder and the total number of the Company's outstanding ADSs remains unchanged immediately after the Share Subdivision and the ADS Ratio Change became effective.

  Translations of balances in the consolidated balance sheet, consolidated income statement, consolidated statement of comprehensive income and consolidated statement of cash flows from Renminbi ("RMB") into the United States Dollar ("US$") as of and for the three months ended June 30, 2019 are solely for the convenience of the readers and are calculated at the rate of US$1.00=RMB6.8650, representing the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on June 28, 2019. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at this rate, or at any other rate.

(b)   Use of estimates

  The preparation of the consolidated financial statements in conformity with U.S. GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities.

(c)   Consolidation

  The consolidated financial statements include the financial statements of the Company and its subsidiaries, which include the PRC-registered entities directly or indirectly wholly owned by the Company ("WFOEs") and variable interest entities ("VIEs") over which the Company is the primary beneficiary. All transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation. The results of subsidiaries acquired or disposed of are recorded in the consolidated income statements from the effective date of acquisition or up to the effective date of disposal, as appropriate.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2018 AND 2019

2.     Summary of significant accounting policies (Continued)

(c)   Consolidation (Continued)

  A subsidiary is an entity in which (i) the Company directly or indirectly controls more than 50% of the voting power; or (ii) the Company has the power to appoint or remove the majority of the members of the board of directors or to cast a majority of votes at the meeting of the board of directors or to govern the financial and operating policies of the investee pursuant to a statute or under an agreement among the shareholders or equity holders. A VIE is required to be consolidated by the primary beneficiary of the entity if the equity holders in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties.

  Due to legal restrictions on foreign ownership and investment in, among other areas, value-added telecommunications services, which include the operations of Internet content providers, the Company operates its Internet and other businesses in which foreign investment is restricted or prohibited in the PRC through certain PRC domestic companies. The equity interests of these PRC domestic companies are held by PRC citizens or by PRC entities owned and/or controlled by PRC citizens. Specifically, these PRC domestic companies that are material to the Company's business are Zhejiang Taobao Network Co., Ltd., Zhejiang Tmall Network Co., Ltd., Alibaba Cloud Computing Ltd., Hangzhou Alibaba Advertising Co., Ltd. and Youku Information Technology (Beijing) Co., Ltd. The registered capital of these PRC domestic companies was funded by the Company through loans extended to the equity holders of these PRC domestic companies. The Company has entered into certain exclusive technical services agreements with these PRC domestic companies, which entitle it to receive a majority of their residual returns and make it obligatory for the Company to absorb a majority of the risk of losses from their activities. In addition, the Company has entered into certain agreements with the equity holders of these PRC domestic companies, including loan agreements that require them to contribute registered capital to those PRC domestic companies, exclusive call option agreements to acquire the equity interests in these companies when permitted by the PRC laws, rules and regulations, equity pledge agreements of the equity interests held by those equity holders, and proxy agreements that irrevocably authorize individuals designated by the Company to exercise the equity owner's rights over these PRC domestic companies.

  Details of the typical structure of the Company's significant VIEs are set forth below:

  (i)
  Contracts that give the Company effective control of VIEs

    Loan agreements

    Pursuant to the relevant loan agreements, the respective WFOEs have granted loans to the equity holders of the VIEs, which may only be used for the purpose of its business operation activities agreed by the WFOEs. The WFOEs may require acceleration of repayment at their absolute discretion. When the equity holders of the VIEs make early repayment of the outstanding amount, the WFOEs or a third-party designated by the WFOEs may purchase the equity interests in the VIEs at a price equal to the outstanding amount of the loan, subject to any applicable PRC laws, rules and regulations. The equity holders of the VIEs undertake not to enter into any prohibited transactions in relation to the VIEs, including the transfer of any business, material assets, intellectual property rights or equity interests in the VIEs to any third party.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2018 AND 2019

2.     Summary of significant accounting policies (Continued)

(c)   Consolidation (Continued)

    Exclusive call option agreements

    The equity holders of the VIEs have granted the WFOEs exclusive call options to purchase their equity interest in the VIEs at an exercise price equal to the higher of (i) the paid-in registered capital in the VIEs; and (ii) the minimum price as permitted by applicable PRC laws. Each relevant VIE has further granted the relevant WFOE an exclusive call option to purchase its assets at an exercise price equal to the book value of the assets or the minimum price as permitted by applicable PRC laws, whichever is higher. Certain VIEs and their equity holders will also jointly grant the WFOEs (A) exclusive call options to request the VIEs to decrease their registered capital at an exercise price equal to the higher of (i) the paid-in registered capital in the VIEs and (ii) the minimum price as permitted by applicable PRC laws (the "Capital Decrease Price"), and (B) exclusive call options to subscribe for the increased capital of the VIEs at a price equal to the sum of the Capital Decrease Price and the unpaid registered capital, if applicable, as of the capital decrease. The WFOEs may nominate another entity or individual to purchase the equity interest or assets, or to subscribe for the increased capital, if applicable, under the call options. Execution of each call option shall not violate the applicable PRC laws, rules and regulations.

    Each equity holder of the VIE has agreed that the following amounts, to the extent in excess of the original registered capital that they contributed to the VIE (after deduction of relevant tax expenses), belong to and shall be paid to the WFOEs: (i) proceeds from the transfer of its equity interests in the VIE, (ii) proceeds received in connection with a capital decease in the VIE, and (iii) distributions or liquidation residuals from the disposal of its equity interests in the VIE upon termination or liquidation. Moreover, any profits, distributions or dividends (after deduction of relevant tax expenses) received by the VIEs also belong to and shall be paid to the WFOEs. The exclusive call option agreements remain in effect until the equity interest or assets that are the subject of these agreements are transferred to the WFOEs.

    Proxy agreements

    Pursuant to the relevant proxy agreements, the equity holders of the VIEs irrevocably authorize any person designated by the WFOEs to exercise their rights as the equity holders of the VIEs, including without limitation the right to vote and appoint directors.

    Equity pledge agreements

    Pursuant to the relevant equity pledge agreements, the equity holders of the VIEs have pledged all of their interests in the equity of the VIEs as a continuing first priority security interest in favor of the corresponding WFOEs to secure the outstanding amounts advanced under the relevant loan agreements described above and to secure the performance of obligations by the VIEs and/or the equity holders under the other structure contracts. Each WFOE is entitled to exercise its right to dispose of the pledged interests in the equity of the VIE held by the equity holders and has priority in receiving payment by the application of proceeds from the auction or sale of the pledged interests, in the event of any breach or default under the loan agreement or other structure contracts, if applicable. These equity pledge agreements remain in force until the later of (i) the full performance of the contractual arrangements by the relevant parties, and (ii) the full repayment of the loans made to the equity holders of the VIEs.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2018 AND 2019

2.     Summary of significant accounting policies (Continued)

(c)   Consolidation (Continued)

  (ii)
  Contracts that enable the Company to receive substantially all of the economic benefits from the VIEs

    Exclusive technology services agreements or exclusive services agreements

    Each relevant VIE has entered into an exclusive technology services agreement or an exclusive services agreement with the respective WFOE, pursuant to which the relevant WFOE provides exclusive services to the VIE. In exchange, the VIE pays a service fee to the WFOE, the amount of which shall be determined, to the extent permitted by applicable PRC laws as proposed by the WFOE, resulting in a transfer of substantially all of the profits from the VIE to the WFOE.

    Other arrangements

    The exclusive call option agreements described above also entitle the WFOEs to all profits, distributions or dividends (after deduction of relevant tax expenses) to be received by the VIEs, and the following amounts, to the extent in excess of the original registered capital that they contributed to the VIEs (after deduction of relevant tax expenses) to be received by each equity holder of the VIEs: (i) proceeds from the transfer of its equity interests in the VIEs, (ii) proceeds received in connection with a capital decease in the VIEs, and (iii) distributions or liquidation residuals from the disposal of its equity interests in the VIEs upon termination or liquidation.

  Based on these contractual agreements, the Company believes that the PRC domestic companies as described above should be considered as VIEs because the equity holders do not have significant equity at risk nor do they have the characteristics of a controlling financial interest. Given that the Company is the primary beneficiary of these PRC domestic companies, the Company believes that these VIEs should be consolidated based on the structure as described above.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2018 AND 2019

2.     Summary of significant accounting policies (Continued)

(c)   Consolidation (Continued)

  The following financial information of the VIEs in the PRC was recorded in the accompanying consolidated financial statement as follows:

	As of March 31,	As of June 30,
	2019	2019
	(in millions of RMB)
Cash and cash equivalents and short-term investments	15,019	13,260
Investments in equity investees and investment securities	28,230	26,527
Accounts receivable, net of allowance	9,540	10,977
Amounts due from non-VIE subsidiaries of the Company	6,398	7,335
Prepayment for licensed copyrights	2,633	2,576
Property and equipment and intangible assets	6,161	6,261
Others	5,992	12,133

Total assets	73,973	79,069

Amounts due to non-VIE subsidiaries of the Company	60,273	59,069
Accruals for purchase of licensed copyrights	3,498	2,636
Accrued expenses, accounts payable and other liabilities	14,594	21,705
Deferred revenue and customer advances	7,213	7,414
Deferred tax liabilities	448	17

Total liabilities	86,026	90,841

	Three months ended June 30,
	2018	2019
	(Unaudited)
	(in millions of RMB)
Revenue (i)	9,283	18,368
Net loss	(3,485)	(2,571)
Net cash provided by (used in) operating activities	3,266	(1,740)
Net cash used in investing activities	(1,210)	(483)
Net cash provided by financing activities	352	861
  (i)
  Revenue generated by the VIEs are primarily from cloud computing services, digital media and entertainment services, local consumer services and others.

  The VIEs did not have any material related party transactions except for the related party transactions which are disclosed in Note 22 or elsewhere in these consolidated financial statements, and those transactions with other subsidiaries that are not VIEs, which were eliminated upon consolidation.

  Under the contractual arrangements with the VIEs, the Company has the power to direct activities of the VIEs and can have assets transferred out of the VIEs under its control. Therefore, the Company considers that there is no asset in any of the VIEs that can be used only to settle obligations of the VIEs, except for registered capital and PRC statutory reserves. As all VIEs are incorporated as limited liability companies

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2018 AND 2019

2.     Summary of significant accounting policies (Continued)

(c)   Consolidation (Continued)

  under the Company Law of the PRC, creditors of the VIEs do not have recourse to the general credit of the Company for any of the liabilities of the VIEs.

  Currently there is no contractual arrangement which requires the Company to provide additional financial support to the VIEs. However, as the Company conducts its businesses primarily based on the licenses and approvals held by its VIEs, the Company has provided and will continue to provide financial support to the VIEs considering the business requirements of the VIEs, as well as the Company's own business objectives in the future.

  Unrecognized revenue-producing assets held by the VIEs include certain Internet content provision and other licenses, domain names and trademarks. The Internet content provision and other licenses are required under relevant PRC laws, rules and regulations for the operation of Internet businesses in the PRC, and therefore are integral to the Company's operations. The Internet content provision licenses require that core PRC trademark registrations and domain names are held by the VIEs that provide the relevant services.

(d)  Business combinations and noncontrolling interests

  The Company accounts for its business combinations using the acquisition method of accounting in accordance with Accounting Standards Codification ("ASC") 805 "Business Combinations." The cost of an acquisition is measured as the aggregate of the acquisition date fair value of the assets transferred to the sellers, liabilities incurred by the Company and equity instruments issued by the Company. Transaction costs directly attributable to the acquisition are expensed as incurred. Identifiable assets acquired and liabilities assumed are measured separately at their fair values as of the acquisition date, irrespective of the extent of any noncontrolling interests. The excess of (i) the total costs of acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the consolidated income statements. During the measurement period, which can be up to one year from the acquisition date, the Company may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Subsequent to the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any further adjustments are recorded in the consolidated income statements.

  In a business combination achieved in stages, the Company re-measures the previously held equity interest in the acquiree immediately before obtaining control at its acquisition date fair value and the re-measurement gain or loss, if any, is recognized in the consolidated income statements.

  When there is a change in ownership interests or a change in contractual arrangements that results in a loss of control of a subsidiary, the Company deconsolidates the subsidiary from the date control is lost. Any retained noncontrolling investment in the former subsidiary is measured at fair value and is included in the calculation of the gain or loss upon deconsolidation of the subsidiary.

  For the Company's non-wholly owned subsidiaries, a noncontrolling interest is recognized to reflect the portion of equity that is not attributable, directly or indirectly, to the Company. When the noncontrolling interest is contingently redeemable upon the occurrence of a conditional event, which is not solely within the control of the Company, the noncontrolling interest is classified as mezzanine equity. The Company accretes

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2018 AND 2019

2.     Summary of significant accounting policies (Continued)

(d)  Business combinations and noncontrolling interests (Continued)

  changes in the redemption value over the period from the date that it becomes probable that the mezzanine equity will become redeemable to the earliest redemption date using the effective interest method. Consolidated net income in the consolidated income statements includes net income (loss) attributable to noncontrolling interests and mezzanine equity holders when applicable. Net loss attributable to mezzanine equity holders is included in net loss attributable to noncontrolling interests in the consolidated income statements, while it is excluded from the consolidated statements of changes in shareholders' equity. During the three months ended June 30, 2018 and 2019, net loss attributable to mezzanine equity holders amounted to RMB93 million and RMB127 million, respectively. The cumulative results of operations attributable to noncontrolling interests, along with adjustments for share-based compensation expense arising from outstanding share-based awards relating to subsidiaries' shares, are also recorded as noncontrolling interests on the Company's consolidated balance sheets. Cash flows related to transactions with noncontrolling interests are presented under financing activities in the consolidated statements of cash flows.

(e)   Segment reporting

  Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker (the "CODM"), which is comprised of certain members of the Company's management team. The Company had four operating and reportable segments during the periods presented as set out in Notes 1 and 26.

(f)   Foreign currency translation

  The functional currency of the Company is US$. The Company's subsidiaries with operations in the PRC, Hong Kong, the United States and other jurisdictions generally use their respective local currencies as their functional currencies. The reporting currency of the Company is RMB as the major operations of the Company are within the PRC. The financial statements of the Company's subsidiaries, other than the subsidiaries with the functional currency of RMB, are translated into RMB using the exchange rate as of the balance sheet date for assets and liabilities and the average daily exchange rate for each month for income and expense items. Translation gains and losses are recorded in accumulated other comprehensive income or loss as a component of shareholders' equity.

  In the financial statements of the Company's subsidiaries, transactions in currencies other than the functional currency are measured and recorded in the functional currency using the exchange rate in effect at the date of the transaction. At the balance sheet date, monetary assets and liabilities that are denominated in currencies other than the functional currency are translated into the functional currency using the exchange rate at the balance sheet date. All gains and losses arising from foreign currency transactions are recorded in the consolidated income statements during the period in which they occur.

(g)   Revenue recognition

  Revenue is principally comprised of customer management revenue, commissions on transactions, membership fees, logistics services revenue, cloud computing services revenue, sales of goods and other revenue. Revenue represents the amount of consideration the Company is entitled to upon the transfer of promised goods or services in the ordinary course of the Company's activities and is recorded net of value-added tax ("VAT"). Consistent with the criteria of ASC 606 "Revenue from Contracts with Customers," the Company recognizes

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2018 AND 2019

2.     Summary of significant accounting policies (Continued)

(g)   Revenue recognition (Continued)

  revenue when performance obligations are satisfied by transferring control of a promised good or service to a customer. For performance obligations that are satisfied at a point in time, the Company also considers the following indicators to assess whether control of a promised good or service is transferred to the customer: (i) right to payment, (ii) legal title, (iii) physical possession, (iv) significant risks and rewards of ownership and (v) acceptance of the good or service. For performance obligations satisfied over time, the Company recognizes revenue over time by measuring the progress toward complete satisfaction of a performance obligation.

  For revenue arrangements with multiple distinct performance obligations, each distinct performance obligation is separately accounted for and the total consideration is allocated to each performance obligation based on the relative standalone selling price at contract inception. Revenue arrangements with multiple distinct performance obligations, such as the sale of membership packages and customer management services on wholesale marketplaces and Youku's platforms, are not significant to the Company's total revenue.

  The Company evaluates if it is a principal or an agent in a transaction to determine whether revenue should be recorded on a gross or net basis. The Company is acting as the principal if it obtains control over the goods and services before they are transferred to customers. When the Company is primarily obligated in a transaction, is generally subject to inventory risk, has latitude in establishing prices, or has several but not all of these indicators, the Company acts as the principal and revenue is recorded on a gross basis. When the Company is not primarily obligated in a transaction, does not generally bear the inventory risk and does not have the ability to establish the price, the Company acts as the agent and revenue is recorded on a net basis.

  When services are exchanged or swapped for other services, revenue is recognized based on the estimated standalone selling price of services promised to customer if the fair value of the services received cannot be reasonably estimated. The amount of revenue recognized for barter transactions was not material for each of the periods presented.

  Practical expedients and exemptions

  The Company applies the practical expedient to not disclose the value of unsatisfied performance obligations for contracts with an original expected duration of one year or less and contracts for which revenue is recognized at the amount to which the Company has the right to invoice for services performed.

  The Company does not have any contracts where the period between the transfer of the promised goods or services to the customer and payment by the customer exceeds one year. As a result, the Company applies the practical expedient and does not adjust any of the transaction price for the time value of money.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2018 AND 2019

2.     Summary of significant accounting policies (Continued)

(g)   Revenue recognition (Continued)

  Revenue recognition policies by type are as follows:

  (i)
  Customer management revenue

    Within the core commerce segment, the Company provides the following customer management services to merchants on the Company's retail and wholesale marketplaces and certain third-party marketing affiliates' websites:

    Pay-for-performance ("P4P") marketing services

    P4P marketing services allow merchants to bid for keywords that match product or service listings appearing in search or browser results on the Company's marketplaces. Merchants bid for keywords through an online bidding system. The positioning of the listings and the price for the positioning are determined through an online auction system, which facilitates price discovery through a market-based mechanism. In general, merchants prepay for P4P marketing services and the related revenue is recognized when a user clicks their product or service listings as this is the point of time when the merchants benefit from the marketing services rendered.

    Display marketing services

    Display marketing services allow merchants to place advertisements on the Company's marketplaces, at fixed prices or prices established by a real-time bidding system and in particular formats. In general, merchants need to prepay for display marketing which is accounted for as customer advances and revenue is recognized either ratably over the period in which the advertisement is displayed as the merchants simultaneously consume the benefits as the advertisement is displayed or when an advertisement is viewed by users, depending on the type of marketing services selected by the merchants.

    The Company also places P4P marketing services content and display marketing content through the third-party marketing affiliate program. A substantial portion of customer management revenue generated through the third-party marketing affiliate program represented P4P marketing services revenue. In delivery of these customer management services, the Company, through the third-party marketing affiliate program, places the P4P marketing services content of the participating merchants on third-party online resources in the forms of picture or text links through contextual relevance technology to match merchants' marketing content to the textual content of the third-party online resources and the users' attributes based on the Company's systems and algorithms. When the links on third-party online resources are clicked, users are diverted to a landing page of the Company's marketplaces where listings of the participating merchant as well as similar products or services of other merchants are presented. In limited cases, the Company may embed a search box for one of its marketplaces on the third-party online resources, and when a keyword is input into the search box, the user will be diverted to the Company's marketplaces where search results are presented. Revenue is recognized when the users further click on the P4P marketing content on the landing pages. The Company places display marketing content on third-party online resources in a similar manner. In general, merchants need to prepay for display marketing which is accounted for as customer advances and revenue is recognized ratably over the period in which the advertisement is displayed as merchants simultaneously consume the benefits as the advertisement is displayed.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2018 AND 2019

2.     Summary of significant accounting policies (Continued)

(g)   Revenue recognition (Continued)

    P4P marketing services revenue as well as display marketing revenue generated on the Company's marketplaces or through the third-party marketing affiliate program are recorded on a gross basis when the Company is the principal to the merchants in the arrangements. For third-party marketing affiliates with whom the Company has an arrangement to share the revenue, traffic acquisition cost is also recognized at the same time if the P4P marketing content on the landing page clicked by the users is from merchants participating in the third-party marketing affiliate program.

    Taobaoke services

    In addition, the Company offers the Taobaoke program which generates commissions from merchants for transactions completed by consumers sourced from certain third-party marketing affiliates' websites and mobile apps. The commission rates on Taobaoke are set by the merchants. The Company's portion of commission revenue is recognized at the time when the underlying transaction is completed and is recorded on a net basis principally because the Company is not the principal as it does not have latitude in establishing prices or does not have inventory risk. In certain occasions where the Company is the principal of the arrangement (such as arrangements where the Company is obligated to pay for website inventory costs in fixed amounts to third-party marketing affiliates regardless of whether commission revenue is generated from these marketing affiliates), the commission revenue is recorded on a gross basis.

    Within the digital media and entertainment segment, the Company offers P4P marketing services to merchants and marketers on websites and mobile media operated by UCWeb. Revenue is recognized when a user clicks their product or service listings as this is the point of time when the merchants benefit from the marketing services rendered. In addition, marketers can also place advertisements on websites and mobile media operated by UCWeb and Youku's platforms in different formats, including video, banners, links, logos and buttons. Revenue is recognized ratably over the period in which the advertisement is displayed as the merchants simultaneously consume the benefits as the advertisement is displayed or when an advertisement is clicked or viewed by users, depending on the type of marketing services selected by the merchants.

  (ii)
  Commissions on transactions

    The Company earns commissions from merchants when transactions are completed on Tmall and certain other retail marketplaces of the Company. The commissions are generally determined as a percentage based on the value of merchandise being sold by the merchants. The commission revenue includes merchant deposits that are expected to be non-refundable and is accounted for as variable consideration (Note 2(ad)). The variable consideration is estimated at contract inception and updated at the end of each reporting period if additional information becomes available. Revenue related to commissions is recognized in the consolidated income statements based on the expected value when the performance obligation is satisfied. Changes to the estimated variable consideration were not material for each of the periods presented.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2018 AND 2019

2.     Summary of significant accounting policies (Continued)

(g)   Revenue recognition (Continued)

  (iii)
  Membership fees

    The Company earns membership fees revenue from wholesale sellers in respect of the sale of membership packages and subscriptions that allow them to host premium storefronts on the Company's wholesale marketplaces, as well as the provision of other value-added services, and from customers in respect of the sale of membership packages which allow them to access premium content on Youku's paid content platforms. These service fees are paid in advance for a specific contracted service period. All these fees are initially deferred as deferred revenue and customer advances when received and revenue is recognized ratably over the term of the respective service contracts as the services are provided.

  (iv)
  Logistics services revenue

    The Company earns logistics services revenue from domestic and international one-stop-shop logistics services and the supply chain management solutions provided by Cainiao Network as well as on-demand delivery services provided by Ele.me. Revenue is recognized at the time when the logistics services are provided.

  (v)
  Cloud computing services revenue

    The Company earns cloud computing services revenue from the provision of services such as elastic computing, database, storage, network virtualization services, large scale computing, security, management and application services, big data analytics, a machine learning platform and IoT services. These cloud computing services allow customers to use hosted software over the contract period without taking possession of the software. Cloud computing services are mainly charged on either a subscription or consumption basis. Revenue related to cloud services charged on a subscription basis is recognized ratably over the contract period. Revenue related to cloud services charged on a consumption basis, such as the quantity of storage or elastic computing services used in a period, is recognized based on the customer utilization of the resources.

  (vi)
  Sales of goods

    Revenue from the sales of goods is mainly generated from Freshippo, a unique proprietary grocery retail format and new retail pathfinder in the fast-moving consumer goods category, Tmall Global, Intime and Lazada (Note 4(b)). Revenue from the sales of goods is recognized when the control over the promised goods is transferred to customers. Receipts of fees in respect of all other incidental goods or services provided by the Company that are distinct performance obligations are recognized when the control of the underlying goods or services is transferred to the customers. The amounts relating to these incidental services are not material to the Company's total revenue for each of the periods presented.

(h)  Cost of revenue

  Cost of revenue consists primarily of logistics costs, cost of inventories, bandwidth and co-location fees, depreciation and maintenance expenses for servers and computers, call centers and other equipment, content acquisition costs, staff costs and share-based compensation expense, traffic acquisition costs, payment processing fees and other related incidental expenses that are directly attributable to the Company's principal operations.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2018 AND 2019

2.     Summary of significant accounting policies (Continued)

(i)   Product development expenses

  Product development expenses consist primarily of staff costs and share-based compensation expense for research and development personnel and other expenses that are directly attributable to the development of new technologies and products for the businesses of the Company, such as the development of the Internet infrastructure, applications, operating systems, software, databases and networks.

  The Company expenses all costs that are incurred in connection with the planning and implementation phases of development and costs that are associated with repair or maintenance of the existing websites or the development of software and website content. Costs incurred in the development phase are capitalized and amortized over the estimated product life. However, since the inception of the Company, the amount of costs qualifying for capitalization has been insignificant. As a result, all website and software development costs have been expensed as incurred.

(j)   Sales and marketing expenses

  Sales and marketing expenses consist primarily of online and offline advertising expenses, promotion expenses, staff costs and share-based compensation expense, sales commissions and other related incidental expenses that are incurred directly to attract or retain consumers and merchants for the Company's marketplaces, mobile products, transaction and service platforms as well as entertainment distribution platforms.

  The Company expenses the costs of producing advertisements at the time production occurs, and expenses the costs of delivering advertisements in the period in which the advertising space or airtime is used. Advertising and promotional expenses totaled RMB4,231 million and RMB6,204 million during the three months ended June 30, 2018 and 2019, respectively.

(k)   Share-based compensation

  Share-based awards granted are measured at fair value on grant date and share-based compensation expense is recognized (i) immediately at the grant date if no vesting conditions are required, or (ii) using the accelerated attribution method, net of estimated forfeitures, over the requisite service period. The fair values of restricted share units ("RSUs") and restricted shares are determined with reference to the fair value of the underlying shares and the fair value of share options is generally determined using the Black-Scholes valuation model. The value is recognized as an expense over the respective service period, net of estimated forfeitures. Share-based compensation expense, when recognized, is charged to the consolidated income statements with the corresponding entry to additional paid-in capital, liability or noncontrolling interests as disclosed in Note 2(d).

  On each measurement date, the Company reviews internal and external sources of information to assist in the estimation of various attributes to determine the fair value of the share-based awards granted by the Company, including the fair value of the underlying shares, expected life and expected volatility. The Company recognizes the impact of any revisions to the original forfeiture rate assumptions in the consolidated income statements, with a corresponding adjustment to equity.

  In April 2019, the Company adopted ASU 2018-07, "Compensation — Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting," which expands the scope of ASC 718 to include share-based payment transactions for acquiring goods and services from non-employees. The amendments specify that ASC 718 applies to all share-based payment transactions in which a grantor acquires

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2018 AND 2019

2.     Summary of significant accounting policies (Continued)

(k)   Share-based compensation (Continued)

  goods or services to be used or consumed in a grantor's own operations by issuing share-based payment awards. Upon the adoption of this guidance, the Company no longer re-measures equity-classified share-based awards granted to consultants or non-employees at each reporting date through the vesting date and the accounting for these share-based awards to consultants or non-employees and employees will be substantially aligned. The adoption of this guidance did not have a material impact on the Company's financial position, results of operations and cash flows. The consolidated financial statements as of March 31, 2019 and for the three months ended June 30, 2018 were not retrospectively adjusted.

(l)   Other employee benefits

  The Company's subsidiaries in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain retirement, medical and other welfare benefits are provided to employees. The relevant labor regulations require the Company's subsidiaries in the PRC to pay the local labor and social welfare authorities monthly contributions based on the applicable benchmarks and rates stipulated by the local government. The relevant local labor and social welfare authorities are responsible for meeting all retirement benefits obligations and the Company's subsidiaries in the PRC have no further commitments beyond their monthly contributions. The contributions to the plan are expensed as incurred. During the three months ended June 30, 2018 and 2019, contributions to the plan amounting to RMB1,186 million and RMB1,519 million, respectively, were charged to the consolidated income statements.

  The Company also makes payments to other defined contribution plans and defined benefit plans for the benefit of employees employed by subsidiaries outside of the PRC. Amounts contributed during the three months ended June 30, 2018 and 2019 were insignificant.

(m) Income taxes

  The Company accounts for income taxes using the liability method, under which deferred income taxes are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized as income or expense in the period that includes the enactment date. Valuation allowance is provided on deferred tax assets to the extent that it is more likely than not that the asset will not be realizable in the foreseeable future.

  Deferred taxes are also recognized on the undistributed earnings of subsidiaries, which are presumed to be transferred to the parent company and are subject to withholding taxes, unless there is sufficient evidence to show that the subsidiary has invested or will invest the undistributed earnings indefinitely or that the earnings will be remitted in a tax-free liquidation.

  The Company adopts ASC 740 "Income Taxes" which prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. It also provides guidance on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods and income tax disclosures. The Company did not have significant unrecognized uncertain tax positions or any unrecognized liabilities, interest or penalties associated with

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2018 AND 2019

2.     Summary of significant accounting policies (Continued)

(m) Income taxes (Continued)

  unrecognized tax benefit as of March 31, 2019 and June 30, 2019 and for the three months ended June 30, 2018 and 2019.

(n)  Government grants

  Government grants are recognized as income in other income, net or as a reduction of specific costs and expenses for which the grants are intended to compensate. Such amounts are recognized in the consolidated income statements upon receipt and when all conditions attached to the grants are fulfilled.

(o)   Leases

  In April 2019, the Company adopted ASU 2016-02, "Leases (Topic 842)", including certain transitional guidance and subsequent amendments within ASU 2018-01, ASU 2018-10, ASU 2018-11, ASU 2018-20 and ASU 2019-01 (collectively, including ASU 2016-02, "ASC 842").

  ASC 842 supersedes the lease requirements in ASC 840 "Leases", and generally requires lessees to recognize operating and finance lease liabilities and corresponding right-of-use assets on the balance sheet and to provide enhanced disclosures surrounding the amount, timing and uncertainty of cash flows arising from leasing arrangements. Leases that transfer substantially all of the benefits and risks incidental to the ownership of assets are accounted for as finance leases as if there was an acquisition of an asset and incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases. The Company has no significant finance leases.

  The Company adopted the new lease standard using the modified retrospective method by applying the new lease standard to all leases existing as of April 1, 2019, the date of initial application, and no adjustments were made to the comparative periods.

  The Company elected the package of practical expedients permitted under the transition guidance, which allowed the Company to carry forward previous lease classification, the assessment on whether a contract was or contained a lease, and the initial direct costs for any leases that existed prior to April 1, 2019. Adoption of the new standard resulted in the recognition of operating lease right-of-use assets of approximately RMB24.9 billion and operating lease liabilities of approximately RMB19.4 billion on the consolidated balance sheet as of April 1, 2019. The adoption of the new lease standard does not have any significant impact on the consolidated statements of comprehensive income and cash flows and there was no adjustment to the beginning retained earnings on April 1, 2019.

  Under ASC 842, the Company determines if an arrangement is a lease at inception. Operating lease right-of-use assets are included in non-current prepayments, receivables and other assets, and operating lease liabilities are included in current accrued expenses, accounts payable and other liabilities and other non-current liabilities on the consolidated balance sheets. Operating lease right-of-use assets and operating lease liabilities are initially recognized based on the present value of future lease payments at lease commencement. The operating lease right-of-use asset also includes any lease payments made prior to lease commencement and the initial direct costs incurred by the lessee and is recorded net of any lease incentives received. As the interest rates implicit in most of the leases are not readily determinable, the Company uses the incremental borrowing rates based on the information available at lease commencement to determine the

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2018 AND 2019

2.     Summary of significant accounting policies (Continued)

(o)   Leases (Continued)

  present value of the future lease payments. Operating lease expenses are recognized on a straight-line basis over the term of the lease.

  The Company elected to combine the lease and non-lease components for leases of certain asset classes such as shops and malls and equipment leases. Lease and non-lease components for leases of other asset classes are accounted for separately. The Company also elected not to recognize short-term leases with an initial lease term of twelve months or less.

(p)  Cash and cash equivalents

  The Company considers all short-term, highly liquid investments with an original maturity of three months or less, when purchased, to be cash equivalents. Cash and cash equivalents primarily represent bank deposits, fixed deposits with maturities of less than three months and investments in money market funds. As of March 31, 2019 and June 30, 2019, the Company had certain amounts of cash held in accounts managed by Alipay in connection with the provision of online and mobile commerce and related services for a total amount of RMB3,720 million and RMB3,569 million, respectively, which have been classified as cash and cash equivalents on the consolidated balance sheets.

(q)  Short-term investments

  Short-term investments consist primarily of investments in fixed deposits with maturities between three months and one year and investments in money market funds or other investments that the Company has the intention to redeem within one year. As of March 31, 2019 and June 30, 2019, the investments in fixed deposits that were recorded as short-term investments amounted to RMB961 million and RMB949 million, respectively.

(r)   Accounts receivable

  Accounts receivable represents the amounts that the Company has an unconditional right to consideration. The Company maintains an allowance for doubtful accounts to reserve for potentially uncollectible receivable amounts. The allowance for doubtful accounts is estimated based upon the Company's assessment of various factors including historical experience, the age of the accounts receivable balances, current economic conditions and other factors that may affect the customers' ability to pay.

(s)   Inventories

  Inventories mainly consist of merchandise available for sale. They are accounted for using the weighted average cost and stated at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

(t)   Investment securities

  Investment securities represent the Company's investments in equity securities that are not accounted for under the equity method or cost method, as well as other investments which primarily consist of debt investments.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2018 AND 2019

2.     Summary of significant accounting policies (Continued)

(t)   Investment securities (Continued)

  (i)
  Equity securities

    Equity securities that have readily determinable fair values and are not accounted for using the equity method are carried at fair value with unrealized gains and losses recorded in the consolidated income statements.

    For equity investments in privately held companies over which the Company neither has control nor significant influence through investments in common stock or in-substance common stock, the Company elected to record a majority of these investments using the measurement alternative at cost, less impairment, with subsequent adjustments for observable price changes resulting from orderly transactions for identical or similar investments of the same issuer.

    Equity investments in privately held companies accounted for using the measurement alternative are subject to periodic impairment reviews. The Company's impairment analysis considers both qualitative and quantitative factors that may have a significant effect on the fair value of these equity securities.

    In computing realized gains and losses on equity securities, the Company determines cost based on amounts paid using the average cost method. Dividend income is recognized when the right to receive the payment is established.

  (ii)
  Debt investments

    Debt investments are generally stated at amortized cost. The maturities of these debt investments generally range from one to ten years. In addition, the Company has elected the fair value option for certain investments including convertible and exchangeable bonds subscribed. The fair value option permits the irrevocable election on an instrument-by-instrument basis at initial recognition of an asset or liability or upon an event that gives rise to a new basis of accounting for that instrument. The investments accounted for under the fair value option are carried at fair value with realized or unrealized gains and losses recorded in the consolidated income statements. Interest income from debt investments is recognized using the effective interest method which is reviewed and adjusted periodically based on changes in estimated cash flows.

(u)  Investments in equity investees

  The Company applies the equity method to account for equity investments in common stock or in-substance common stock, according to ASC 323 "Investments — Equity Method and Joint Ventures", over which it has significant influence but does not own a majority equity interest or otherwise control.

  An investment in in-substance common stock is an investment in an entity that has risk and reward characteristics that are substantially similar to that entity's common stock. The Company considers subordination, risks and rewards of ownership and obligation to transfer value when determining whether an investment in an entity is substantially similar to an investment in that entity's common stock.

  Under the equity method, the Company's share of the post-acquisition profits or losses of the equity investee is recognized in the consolidated income statements and its share of post-acquisition movements in accumulated other comprehensive income is recognized in other comprehensive income. The Company records its share of the results of the equity investees on a one quarter in arrears basis. The excess of the carrying amount of the investment over the underlying equity in net assets of the equity investee represents goodwill

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2018 AND 2019

2.     Summary of significant accounting policies (Continued)

(u)  Investments in equity investees (Continued)

  and intangible assets acquired. When the Company's share of losses in the equity investee equals or exceeds its interest in the equity investee, the Company does not recognize further losses, unless the Company has incurred obligations or made payments or guarantees on behalf of the equity investee.

  The Company continually reviews its investments in equity investees to determine whether a decline in fair value below the carrying value is other-than-temporary. The primary factors the Company considers in its determination include the financial condition, operating performance and the prospects of the equity investee; other company specific information such as recent financing rounds; the geographic region, market and industry in which the equity investee operates; and the length of time that the fair value of the investment is below its carrying value. If the decline in fair value is deemed to be other-than-temporary, the carrying value of the equity investee is written down to fair value.

(v)   Property and equipment, net

  Property and equipment are stated at cost less accumulated depreciation and any impairment loss. Depreciation is computed using the straight-line method with no residual value based on the estimated useful lives of the various classes of assets, which range as follows:

Computer equipment and software	3 – 5 years
Furniture, office and transportation equipment	3 – 10 years
Buildings	20 – 50 years
Property improvements	shorter of remaining lease period or estimated useful life

  Construction in progress represents buildings and related premises under construction, which is stated at actual construction cost less any impairment loss. Construction in progress is transferred to the respective category of property and equipment when completed and ready for its intended use.

  Costs of repairs and maintenance are expensed as incurred and asset improvements are capitalized. The cost and related accumulated depreciation of assets disposed of or retired are removed from the accounts, and any resulting gain or loss is reflected in the consolidated income statements.

(w)  Land use rights

  Land use rights represent lease prepayments to the local government authorities. As of March 31, 2019, land use rights were carried at cost less accumulated amortization and any impairment loss. Amortization is provided to write off the cost of lease prepayments on a straight-line basis over the period of the right which is 30 – 50 years.

  Upon the initial application of ASC 842 on April 1, 2019, land use rights, net with a total carrying amount of RMB6,419 million (Note 13) were identified as operating lease right-of-use assets. Such amount is included in the opening balance of operating lease right-of-use assets as of April 1, 2019 with no adjustments made to the comparative period.

(x)   Intangible assets other than licensed copyrights

  Intangible assets mainly include those acquired through business combinations and purchased intangible assets. Intangible assets acquired through business combinations are recognized as assets separate from goodwill if

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2018 AND 2019

2.     Summary of significant accounting policies (Continued)

(x)   Intangible assets other than licensed copyrights (Continued)

  they satisfy either the "contractual-legal" or "separability" criterion. Intangible assets arising from business combinations are recognized and measured at fair value upon acquisition. Purchased intangible assets are initially recognized and measured at cost upon acquisition. Separately identifiable intangible assets that have determinable lives continue to be amortized over their estimated useful lives using the straight-line method as follows:

User base and customer relationships	1 – 16 years
Trade names, trademarks and domain names	3 – 20 years
Developed technology and patents	2 – 5 years
Non-compete agreements	over the contracted term of up to 6 years

(y)   Licensed copyrights

  Licensed copyrights related to titles to movies, television series, variety shows, animations and other video content acquired from external parties are carried at the lower of unamortized cost or net realizable value. The amortization period for the licensed content vary depending on the type of content, which typically ranges from six months to ten years. Licensed copyrights are presented on the consolidated balance sheets as current assets under prepayments, receivables and other assets, or non-current assets under intangible assets, net, based on estimated time of usage. Licensed copyrights are generally amortized using an accelerated method based on historical viewership consumption patterns. Estimates of the consumption patterns for licensed copyrights are reviewed periodically and revised if necessary. For the three months ended June 30, 2018 and 2019, amortization expenses in connection with the licensed copyrights of RMB2,666 million and RMB2,108 million, respectively, were recorded in cost of revenue within the Company's digital media and entertainment segment.

  On a periodic basis, the Company evaluates the program usefulness of its licensed copyrights pursuant to the guidance in ASC 920 "Entertainment — Broadcasters," which provides that the rights be reported at the lower of unamortized cost or estimated net realizable value. When there is a change in the expected usage of licensed copyrights, the Company estimates the net realizable value of licensed copyrights to determine if any impairment exists. The net realizable value of licensed copyrights is determined by estimating the expected cash flows from advertising and membership fees, less any direct costs, over the remaining useful lives of the licensed copyrights. The Company estimates these cash flows for each category of content separately. Estimates that impact these cash flows include anticipated levels of demand for the Company's advertising services and the expected selling prices of the Company's advertisements on the entertainment distribution platforms. For the three months ended June 30, 2018 and 2019, impairment charges in connection with licensed copyrights of nil and RMB452 million, respectively, were recorded in cost of revenue within the Company's digital media and entertainment segment.

(z)   Goodwill

  Goodwill represents the excess of the purchase consideration over the fair value of the identifiable tangible and intangible assets acquired and liabilities assumed from the acquired entity as a result of the Company's acquisitions of interests in its subsidiaries. Goodwill is not amortized but is tested for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that it might be impaired. The Company first assesses qualitative factors to determine whether it is necessary to perform the two-step

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2018 AND 2019

2.     Summary of significant accounting policies (Continued)

(z)   Goodwill (Continued)

  quantitative goodwill impairment test. In the qualitative assessment, the Company considers primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. Based on the qualitative assessment, if it is more likely than not that the fair value of a reporting unit is less than the carrying amount, the quantitative impairment test is performed.

  In performing the two-step quantitative impairment test, the first step compares the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit's goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for the purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, allocation of assets, liabilities and goodwill to reporting units, and determination of the fair value of each reporting unit.

(aa) Impairment of long-lived assets other than goodwill and licensed copyrights

  The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted net cash flows expected to be generated by the asset. If the assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. No impairment of long-lived assets was recognized for the three months ended June 30, 2018 and 2019.

(ab) Derivatives and hedging

  All contracts that meet the definition of a derivative are recognized on the consolidated balance sheets as either assets or liabilities and recorded at fair value. Changes in the fair value of derivatives are either recognized periodically in the consolidated income statements or in other comprehensive income depending on the use of the derivatives and whether they qualify for hedge accounting and are so designated as cash flow hedges, fair value hedges or net investment hedges.

  In April 2019, the Company adopted ASU 2017-12, "Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities", including certain transitional guidance and subsequent amendments within ASU 2019-04 (collectively, "ASU 2017-12"). ASU 2017-12 permits a qualitative effectiveness assessment for certain hedges instead of a quantitative test after the initial qualification, if the Company can reasonably support an expectation of high effectiveness throughout the term of the hedge. Also, for cash flow hedges and net investment hedges, if the hedge is highly effective, all changes in the fair value of the derivative hedging instrument are recorded in other comprehensive income. The adoption of this guidance did not have a material impact on the Company's financial position, results of operations and cash flows. The

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2018 AND 2019

2.     Summary of significant accounting policies (Continued)

(ab) Derivatives and hedging (Continued)

  consolidated financial statements as of March 31, 2019 and for the three months ended June 30, 2018 were not retrospectively adjusted.

  To qualify for hedge accounting, the hedge relationship is designated and formally documented at inception, detailing the particular risk management objective and strategy for the hedge (which includes the item and risk that is being hedged), the derivative that is being used and how hedge effectiveness is being assessed. A derivative has to be effective in accomplishing the objective of offsetting either changes in fair value or cash flows for the risk being hedged. The effectiveness of the hedging relationship is evaluated on a prospective and retrospective basis using qualitative and quantitative measures of correlation. Qualitative methods may include comparison of critical terms of the derivative to those of the hedged item. Quantitative methods include a comparison of the changes in the fair value or discounted cash flow of the hedging instrument to that of the hedged item. A hedging relationship is considered initially effective if the results of the hedging instrument are within a ratio of 80% to 125% of the results of the hedged item.

  Interest rate swaps

  Interest rate swaps designated as hedging instruments to hedge against the cash flows attributable to recognized assets or liabilities or forecasted payments may qualify as cash flow hedges. The Company entered into interest rate swap contracts to swap floating interest payments related to certain borrowings for fixed interest payments to hedge the interest rate risk associated with certain forecasted payments and obligations. For the three months ended June 30, 2018, the effective portion of changes in the fair value of interest rate swaps that were designated and qualified as cash flow hedges was recognized in accumulated other comprehensive income. The gain or loss relating to the ineffective portion was recognized immediately in interest and investment income, net in the consolidated income statements. Upon the adoption of ASU 2017-12 beginning on April 1, 2019, all changes in the fair value of interest rate swaps that are designated and qualify as cash flow hedges are recognized in accumulated other comprehensive income. Amounts in accumulated other comprehensive income are reclassified into earnings in the same period during which the hedged forecasted transaction affects earnings both before and after the adoption of ASU 2017-12.

  Forward exchange contracts

  Forward exchange contracts designated as hedging instruments to hedge against the future changes in currency exposure of net investments in foreign operations may qualify as net investment hedges. During the three months ended June 30, 2018 and 2019, there were no forward exchange contracts that were designated and qualified as net investment hedges.

  Changes in the fair value of the derivatives not qualified for hedge accounting are reported in the consolidated income statements. The estimated fair value of the derivatives is determined based on relevant market information. These estimates are calculated with reference to the market rates using industry standard valuation techniques.

(ac) Bank borrowings and unsecured senior notes

  Bank borrowings and unsecured senior notes are recognized initially at fair value, net of upfront fees, debt discounts or premiums, debt issuance costs and other incidental fees. Upfront fees, debt discounts or premiums, debt issuance costs and other incidental fees are recorded as a reduction of the proceeds received

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2018 AND 2019

2.     Summary of significant accounting policies (Continued)

(ac) Bank borrowings and unsecured senior notes (Continued)

  and the related accretion is recorded as interest expense in the consolidated income statements over the estimated term of the facilities using the effective interest method.

(ad) Merchant deposits

  The Company collects deposits representing an annual upfront service fee from merchants on Tmall and AliExpress before the beginning of each calendar year. These deposits are initially recorded as a liability by the Company. The deposits are refundable to a merchant if the level of sales volume that is generated by that merchant on Tmall or AliExpress meets the target during the period. If the transaction volume target is not met at the end of each calendar year, the relevant deposits will become non-refundable. These merchant deposits are accounted for as variable consideration at an amount that is estimated at contract inception. The estimate is updated at the end of each reporting period and when there are changes in circumstances during the reporting period. Merchant deposits are recognized as commission revenue in the consolidated income statements when the likelihood of refund to the merchant is considered remote based on the patterns of sales volume generated by the merchant during the reporting period.

(ae) Deferred revenue and customer advances

  Deferred revenue and customer advances generally represent cash received from customers that relate to goods or services to be provided in the future. Deferred revenue, mainly relating to membership fees and cloud computing services revenue, is stated at the amount of service fees received less the amount previously recognized as revenue upon the provision of the respective services to customers.

(af) Commitments and contingencies

  In the normal course of business, the Company is subject to contingencies, such as legal proceedings and claims arising out of its business, that cover a wide range of matters. Liabilities for the contingencies are recorded when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated.

  Certain conditions may exist as of the date the consolidated financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company assesses these contingent liabilities, which inherently involves judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in legal proceedings, the Company, in consultation with its legal counsel, evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein. If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, the estimated liability would be accrued in the consolidated financial statements. If the assessment indicates that a potentially material loss contingency is not probable, or is probable but cannot be estimated, the nature of the contingent liability, together with an estimate of the range of the reasonably possible loss, if determinable and material, would be disclosed.

  Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the nature of the guarantee would be disclosed.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2018 AND 2019

2.     Summary of significant accounting policies (Continued)

(ag) Treasury shares

  The Company accounts for treasury shares using the cost method. Under this method, the cost incurred to purchase the shares is recorded in the treasury shares account on the consolidated balance sheets. At retirement of the treasury shares, the ordinary shares account is charged only for the aggregate par value of the shares. The excess of the acquisition cost of treasury shares over the aggregate par value is allocated between additional paid-in capital (up to the amount credited to the additional paid-in capital upon original issuance of the shares) and retained earnings. The treasury shares account includes 149,903,376 and 149,903,376 ordinary shares (previously 18,737,922 and 18,737,922 ordinary shares as of March 31, 2019 and June 30, 2019, respectively before the Share Subdivision as detailed in Note 2(a)) issued at par to wholly-owned subsidiaries of the Company for the purpose of certain equity investment plans for management as of March 31, 2019 and June 30, 2019, respectively.

(ah) Statutory reserves

  In accordance with the relevant regulations and their articles of association, subsidiaries of the Company incorporated in the PRC are required to allocate at least 10% of their after-tax profit determined based on the PRC accounting standards and regulations to the general reserve until the reserve has reached 50% of the relevant subsidiary's registered capital. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the respective board of directors of the subsidiaries. These reserves can only be used for specific purposes and are not transferable to the Company in the form of loans, advances or cash dividends. During the three months ended June 30, 2018 and 2019, appropriations to the general reserve amounted to RMB150 million and RMB98 million, respectively. No appropriations to the enterprise expansion fund and staff welfare and bonus fund have been made by the Company.

3.     Recent accounting pronouncements

  In June 2016, the FASB issued ASU 2016-13, "Financial Instruments — Credit Losses (Topic 326): Measurement on Credit Losses on Financial Instruments," and issued subsequent amendments to the initial guidance and transitional guidance between November 2018 and May 2019 within ASU 2018-19, ASU 2019-04 and ASU 2019-05. ASU 2016-13 introduces new guidance for credit losses on instruments within its scope. The new guidance introduces an approach based on expected losses to estimate credit losses on certain types of financial instruments, including trade and other receivables, held-to-maturity debt securities, loans and net investments in leases. The new guidance also modifies the impairment model for available-for-sale debt securities and requires entities to determine whether all or a portion of the unrealized loss on an available-for-sale debt security is a credit loss. Further, the new guidance indicates that entities may not use the length of time a security has been in an unrealized loss position as a factor in concluding whether a credit loss exists. The new guidance is effective for the Company for the year ending March 31, 2021 and interim reporting periods during the year ending March 31, 2021. The Company is evaluating the effects, if any, of the adoption of this guidance on the Company's financial position, results of operations and cash flows.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2018 AND 2019

3.     Recent accounting pronouncements (Continued)

  In January 2017, the FASB issued ASU 2017-04, "Intangibles — Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment," which simplifies how an entity is required to test goodwill for impairment by eliminating step two from the goodwill impairment test. Step two of the goodwill impairment test measures a goodwill impairment loss by comparing the implied fair value of a reporting unit's goodwill with its carrying amount. The new guidance is effective prospectively for the Company for the year ending March 31, 2021 and interim reporting periods during the year ending March 31, 2021. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The Company is evaluating the effects, if any, of the adoption of this guidance on the Company's financial position, results of operations and cash flows.

  In August 2018, the FASB issued ASU 2018-13, "Fair Value Measurement (Topic 820): Disclosure Framework  — Changes to the Disclosure Requirements for Fair Value Measurement," which eliminates, adds and modifies certain disclosure requirements for fair value measurements as part of the FASB's disclosure framework project. The new guidance is effective for the Company for the year ending March 31, 2021 and interim reporting periods during the year ending March 31, 2021. Early adoption is permitted for the adoption of either the entire ASU or only the provisions that eliminate or modify the requirements. The Company is evaluating the effects, if any, of the adoption of this guidance on the fair value disclosure in the consolidated financial statements.

  In October 2018, the FASB issued ASU 2018-17, "Consolidation (Topic 810): Targeted Improvements to Related Party Guidance for Variable Interest Entities," which provides guidance that indirect interests held through related parties under common control will be considered on a proportional basis when determining whether fees paid to decision makers and service providers are variable interests. These indirect interests were previously treated the same as direct interests. The consideration of indirect interests on a proportional basis is consistent with how indirect interests held through related parties under common control are treated when determining if a reporting entity within a related party group is the primary beneficiary of a VIE. The new guidance is effective retrospectively for the Company for the year ending March 31, 2021 and interim reporting periods during the year ending March 31, 2021 with a cumulative-effect adjustment to retained earnings at the beginning of the earliest period presented. Early adoption is permitted. The Company is evaluating the effects, if any, of the adoption of this guidance on the Company's financial position, results of operations and cash flows.

  In November 2018, the FASB issued ASU 2018-18, "Collaborative Arrangements (Topic 808): Clarifying the Interaction Between Topic 808 and Topic 606." ASU 2018-18 clarifies that elements of collaborative arrangements could qualify as transactions with customers in the scope of ASC 606. The amendments require the application of existing guidance to determine the units of account in collaborative arrangement for purposes of identifying transactions with customers. For transactions outside the scope of ASC 606, companies can apply elements of ASC 606 or other relevant guidance by analogy, or apply a reasonable accounting policy if there is no appropriate analogy. ASU 2018-18 is effective retrospectively for the Company for the year ending March 31, 2021 and interim reporting periods during the year ending March 31, 2021. Early adoption is permitted. The Company is evaluating the effects, if any, of the adoption of this guidance on the Company's financial position, results of operations and cash flows.

  In March 2019, the FASB issued ASU 2019-02, "Entertainment — Films — Other Assets  — Film Costs (Subtopic 926-20) and Entertainment — Broadcasters — Intangibles  — Goodwill and Other (Subtopic 920-350)". This guidance aligns the accounting guidance for production costs for (1) films and (2) episodic content produced for television series and streaming services. This new guidance also clarifies when a company

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2018 AND 2019

3.     Recent accounting pronouncements (Continued)

  should test films and license agreements for program material for impairment at the film-group level, amends the presentation and disclosure requirements for produced or licensed content and addresses statement of cash flows classification for license arrangements. The new guidance is effective prospectively for the Company for the year ending March 31, 2021 and interim reporting periods during the year ending March 31, 2021. Early adoption is permitted. The Company is evaluating the effects, if any, of the adoption of this guidance on the Company's financial position, results of operations and cash flows.

  In April 2019, the FASB issued ASU 2019-04 "Codification Improvements to Topic 326, Financial Instruments  — Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments." Apart from the amendments to ASU 2016-13 mentioned above, the ASU also included subsequent amendments to ASU 2016-01, "Financial Instruments  — Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities," which the Company adopted in April 2018 (Note 2(t)). The guidance in relation to the amendments to ASU 2016-01 is effective for the Company for the year ending March 31, 2021 and interim reporting periods during the year ending March 31, 2021. Early adoption is permitted. The Company is evaluating the effects, if any, of the adoption of these guidance on the Company's financial position, results of operations and cash flows.

4.     Significant restructuring transaction, equity transactions, mergers and acquisitions and investments

  Restructuring transaction

(a)   Restructuring of the relationship with Ant Financial and Alipay

  (i)
  Restructuring in 2011

    In light of the uncertainties relating to the license qualification and application process for a foreign-invested payment company, the Company's management determined that it was necessary to restructure Alipay as a company wholly-owned by PRC nationals in order to avail Alipay of the specific licensing guidelines applicable only to domestic PRC-owned entities. Accordingly, the Company divested all of its interest in and control over Alipay, which resulted in deconsolidation of Alipay from the consolidated financial statements.

    In 2011, the Company entered into certain commercial arrangements with SoftBank, Altaba, Alipay, Ant Financial, Jack Ma and Joe Tsai and certain of their affiliates, setting out the mechanism for the future collaboration among the relevant parties relating to Ant Financial.

  (ii)
  2014 restructuring of the relationship with Ant Financial and Alipay, subsequent amendments and 2019 equity issuance

    SAPA

    In August 2014, the Company entered into a share and asset purchase agreement (together with all subsequent amendments, the "SAPA"), and entered into or amended certain ancillary agreements including an amendment and restatement of the intellectual property license agreement with Alipay (the "2014 IPLA"). Pursuant to these agreements, the Company restructured its relationships with Ant Financial and Alipay.

    As of August 2014, the fair value of the restructured arrangement exceeded the fair value of the pre-existing arrangement with Ant Financial by RMB1.3 billion. As Ant Financial was controlled by a

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2018 AND 2019

4.     Significant restructuring transaction, equity transactions, mergers and acquisitions and investments (Continued)

(a)   Restructuring of the relationship with Ant Financial and Alipay (Continued)

    director and major shareholder of the Company, the excess value provided to the Company in this related party transaction was accounted for as an equity contribution by the shareholder in the statement of changes in shareholders' equity. Given the nature of this transaction, the corresponding asset representing the excess value receivable by the Company was accounted for as a restructuring reserve in equity and amortized as an expense in the consolidated income statements over the expected term of the restructured arrangement which is estimated to be five years. The amortization of the excess value of RMB 66 million and RMB 66 million were recorded in other income, net in the consolidated income statements for the three months ended June 30, 2018 and 2019, respectively (Note 6).

    In February 2018, the Company amended both the SAPA and the Alipay commercial agreement, and agreed with Ant Financial and certain other parties on forms of certain ancillary agreements. In September 2019, the Company further amended the SAPA and entered into the cross license agreement and certain ancillary agreements and amendments, including the previously agreed form of amendment and restatement of the 2014 IPLA ("the Amended IPLA").

    Apart from the amended provisions described below, the key terms of the agreements with Ant Financial and Alipay from the 2014 restructuring remain substantially unchanged.

    Sale of SME loan business and certain other assets

    Pursuant to the SAPA, the Company sold certain securities and assets primarily relating to the SME loan business and other related services to Ant Financial for an aggregate cash consideration of RMB3,219 million in February 2015. In addition, pursuant to software system use and service agreements relating to the know-how and related intellectual property that the Company agreed to sell together with the SME loan business and related services, the Company will receive annual fees (the "SME Annual Fee") for a term of seven years. These SME Annual Fees, which are recognized as other revenue, are determined as follows: for calendar years 2015 to 2017, the entities operating the SME loan business paid an annual fee equal to 2.5% of the average daily balance of the SME loans provided by these entities, and in calendar years 2018 to 2021, these entities will pay an annual fee equal to the amount of the fees paid in calendar year 2017. The Company accounts for the SME Annual Fee in the periods when the services are provided, where the payments are expected to approximate the estimated fair values of the services provided. The SME Annual Fee of RMB239 million and RMB239 million were recorded in revenue in the consolidated financial statements for the three months ended June 30, 2018 and 2019, respectively (Note 22).

    Issuance of equity interest

    In September 2019, following the satisfaction of the closing conditions, the Company received the 33% equity interest in Ant Financial pursuant to the SAPA.

    Under the SAPA, the consideration to acquire the newly-issued 33% equity interest in Ant Financial was fully funded by concurrent payments from Ant Financial to the Company in consideration for certain intellectual property rights and assets that the Company transferred to Ant Financial upon the issuance of the equity interest. Such consideration was determined based on the fair values of the underlying assets

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2018 AND 2019

4.     Significant restructuring transaction, equity transactions, mergers and acquisitions and investments (Continued)

(a)   Restructuring of the relationship with Ant Financial and Alipay (Continued)

    exchanged in the transaction as described above at contract inception in 2014, whereby the fair values of the intellectual property rights and assets approximated the fair value of the equity interest at the time.

    The Company accounts for its equity interest in Ant Financial under the equity method. Upon the receipt of the equity interest in September 2019, this investment was initially measured at cost, with upward adjustments determined based on the fair value of the Company's share of Ant Financial's net assets as of the completion date of the transaction. Upon the completion of the transaction, the Company recorded the 33% equity interest in Ant Financial amounting to RMB87.5 billion in investment in equity investees, and a gain of RMB69.2 billion in interest and investment income, net, which was net of the deferred tax effect of RMB18.9 billion, in the period ended September 30, 2019. The application of accounting principles related to the measurement of the 33% equity interest in Ant Financial and the recognition of the related gain requires significant management judgment.

    The basis difference of the Company's share of Ant Financial's net assets mainly represents the fair value adjustments of amortizable intangible assets and equity investments. These adjustments amounted to RMB27.2 billion and RMB4.7 billion, respectively, both of which were net of their corresponding tax effects. Subsequent to the issuance of the equity interest, the proportionate share of results of Ant Financial, adjusted for the effects of the basis difference as described above, will be recorded in "Share of results of equity investees" in the consolidated income statements on a one quarter in-arrears basis.

    Regulatory unwind

    The SAPA provides that, if a relevant governmental authority prohibits the Company from owning all or a portion of its equity interest in Ant Financial after the equity issuance has occurred through enactment of a law, rule or regulation, or explicitly requires Ant Financial to redeem this equity interest, and the prohibition or request is not subject to appeal and cannot otherwise be resolved, then to the extent necessary, Ant Financial will redeem the equity interest; the related intellectual property and asset transfers, and ancillary transactions under the SAPA will be unwound; and the terms of the SAPA, the 2014 IPLA, and other related agreements will be restored, including the prior Profit Share Payments and liquidity event payment which equals to 37.5% of the equity value, immediately prior to the Qualified IPO, of Ant Financial as a whole. If there is a partial unwind where the Company retains a portion of its equity interest in Ant Financial, but less than the full 33%, then pursuant to the terms of the SAPA and the 2014 IPLA, the prior Profit Share Payments arrangement and liquidity event payment amount will be proportionately reduced based on the amount of equity interest retained by the Company.

    Pre-emptive rights

    Following the receipt of equity interest in Ant Financial, the Company has pre-emptive rights to participate in other issuances of equity securities by Ant Financial and certain of its affiliates prior to the time of a Qualified IPO of Ant Financial. These pre-emptive rights entitle the Company to maintain the equity ownership percentage the Company holds in Ant Financial immediately prior to any such issuances. In connection with the exercise of the pre-emptive rights the Company is also entitled to receive certain payments from Ant Financial, effectively funding the subscription for these additional equity interest, up to a value of US$1.5 billion, subject to certain adjustments. In addition, under the

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2018 AND 2019

4.     Significant restructuring transaction, equity transactions, mergers and acquisitions and investments (Continued)

(a)   Restructuring of the relationship with Ant Financial and Alipay (Continued)

    SAPA, in certain circumstances the Company is permitted to exercise pre-emptive rights through an alternative arrangement which will further protect the Company from dilution. The value of the pre-emptive rights was considered to be insignificant.

    Corporate governance provisions

    Under the SAPA, in addition to an independent director, the Company has the right to nominate two officers or employees of the Company for election to the board of Ant Financial. In each case, these director nomination rights will continue unless required to be terminated by applicable laws and regulations or listing rules in connection with an Ant Financial Qualified IPO process or the Company ceases to own a certain amount of its post-issuance equity interests in Ant Financial. In September 2019, the Company nominated two officers of the Company who have been elected to the board of Ant Financial pursuant to these director nomination rights under the SAPA.

    2014 IPLA and Amended IPLA

    2014 IPLA

    Under the 2014 IPLA, the Company received, in addition to a software technology service fee, royalty streams related to Alipay and other current and future businesses of Ant Financial (collectively, the "Profit Share Payments"). The Profit Share Payments were paid at least annually and equal the sum of an expense reimbursement plus 37.5% of the consolidated pre-tax income of Ant Financial, subject to certain adjustments. The expense reimbursement represented the reimbursement for the costs and expenses incurred by the Company in the provision of software technology services. The Company accounted for the Profit Share Payments in the periods when the services were provided, where the payments were expected to approximate the estimated fair values of the services provided. Upon the receipt of the equity interest in September 2019, the Company entered into the Amended IPLA and terminated the 2014 IPLA.

    Income in connection with the Profit Share Payments, net of costs incurred by the Company, of RMB910 million and RMB1,627 million, was recorded in other income, net in the consolidated income statements for the three months ended June 30, 2018 and 2019, respectively (Notes 6 and 22).

    Amended IPLA

    Pursuant to the SAPA, the Company, Ant Financial and Alipay entered into the Amended IPLA upon the receipt of a 33% equity interest in Ant Financial in September 2019, at which time the Company also transferred certain intellectual property and assets to Ant Financial and its subsidiaries and the Profit Share Payments arrangement was terminated.

    The Amended IPLA will terminate upon the earliest of:

    •
    the full payment of all pre-emptive rights funded payments under the SAPA;

    •
    the closing of a Qualified IPO of Ant Financial or Alipay; and

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2018 AND 2019

4.     Significant restructuring transaction, equity transactions, mergers and acquisitions and investments (Continued)

(a)   Restructuring of the relationship with Ant Financial and Alipay (Continued)

    •
    the transfer to Ant Financial of intellectual property the Company owns that is exclusively related to the business of Ant Financial.

  Equity transactions

(b)   Additional investment in Lazada Group S.A. ("Lazada")

  Lazada is a consolidated subsidiary of the Company and it operates a leading e-commerce platform across Southeast Asia, with local language websites and mobile apps in Indonesia, Malaysia, the Philippines, Singapore, Thailand and Vietnam.

  In April 2019 and June 2019, the Company made additional capital injections amounting to US$300 million (RMB2,042 million), which resulted in an addition of noncontrolling interests amounting to RMB153 million during the three months ended June 30, 2019. Upon the completion of these transactions, the Company's equity interest in Lazada was approximately 92%.

  In September 2019, the Company purchased additional equity interest in Lazada for a cash consideration of approximately US$330 million from a minority shareholder. Upon the completion of the transaction, the Company's equity interest in Lazada was approximately 98%.

(c)   Additional investment in Local Services Holding Limited ("Local Services Holdco")

  Local Services Holdco is a consolidated subsidiary of the Company and it owns substantially all of the equity interest in Rajax Holding ("Ele.me"), a leading on-demand delivery and local services platform in the PRC, and Koubei Holding Limited ("Koubei"), one of the PRC's leading restaurant and local services guide platforms for in-store consumption. In May 2019, the Company subscribed for additional equity interest in Local Services Holdco for a cash consideration of US$450 million (RMB3,085 million). As a result of the subscription of additional equity interest by the Company and other investors, including SoftBank, noncontrolling interests increased by RMB1,692 million during the three months ended June 30, 2019.

  In September 2019, the Company subscribed for additional equity interest in Local Services Holdco for a cash consideration of US$450 million.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2018 AND 2019

4.     Significant restructuring transaction, equity transactions, mergers and acquisitions and investments (Continued)

  Mergers and acquisitions

(d)

(d)  During the three months ended June 30, 2018, the Company acquired a 100% equity interest in Kaiyuan Commerce Co., Ltd. for a cash consideration of RMB3,362 million. In addition, a joint investment vehicle owned by the Company and Ant Financial completed the acquisition of all outstanding shares of Ele.me (Note 4(c)) that it did not already own at a consideration of US$5,482 million (RMB34,923 million). In relation to the revaluation of previously held equity interests, the Company recognized a gain of RMB1,657 million in the consolidated income statement for the three months ended June 30, 2018 for the acquisition of Ele.me. Other acquisitions that constitute business combinations are summarized in the following table:

	Three months ended June 30,
	2018	2019
	(Unaudited)
	(in millions of RMB)
Net assets (liabilities)	673	(640)
Identifiable intangible assets	848	406
Deferred tax liabilities	(146)	(43)

	1,375	(277)
Noncontrolling interests and mezzanine equity	(689)	(130)

Net identifiable assets (liabilities)	686	(407)
Goodwill	1,808	1,822

Total purchase consideration	2,494	1,415
Fair value of previously held equity interests	(354)	—
Purchase consideration settled	(1,813)	(1,184)

Contingent/deferred consideration as of period end	327	231

	Three months ended June 30,
	2018	2019
	(Unaudited)
	(in millions of RMB)
Total purchase consideration is comprised of:
- cash consideration	2,140	1,415
- fair value of previously held equity interests	354	—

Total	2,494	1,415

  In relation to the revaluation of previously held equity interests, the Company recognized a gain of RMB177 million and nil in the consolidated income statements for the three months ended June 30, 2018 and 2019, respectively, for the other acquisitions that constitute business combinations.

  Pro forma results of operations for these acquisitions have not been presented because they are not material to the consolidated income statements for the three months ended June 30, 2018 and 2019, either individually or in aggregate.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2018 AND 2019

4.     Significant restructuring transaction, equity transactions, mergers and acquisitions and investments (Continued)

  Equity investments and others

(e)   Investment in China TransInfo Technology Co., Ltd. ("China TransInfo")

  China TransInfo, a company that is listed on the Shenzhen Stock Exchange, is a PRC-based smart city infrastructure and service provider, including intelligent transportation operation services. In June 2019, the Company acquired a 15% equity interest in China TransInfo for a cash consideration of RMB3,595 million. The investment is carried at fair value with unrealized gains and losses recorded in the consolidated income statements (Note 12).

(f)   Investment in Red Star Macalline Group Corporation Limited ("Red Star")

  Red Star, a company that is listed on both the Hong Kong Stock Exchange ("HKSE") and Shanghai Stock Exchange, is a leading home improvement and furnishings shopping mall operator in the PRC. In May 2019, the Company completed the subscription of exchangeable bonds issued by the controlling shareholder of Red Star for a cash consideration of RMB4,359 million. The exchangeable bonds have a term of five years and are exchangeable into ordinary shares of Red Star at an initial price of RMB12.28 per share. The exchangeable bonds are accounted for under the fair value option and recorded under investment securities (Note 12). In addition, the Company acquired an approximately 2% equity interest in Red Star for a total consideration of HK$447 million. The equity interest in Red Star is carried at fair value with unrealized gains and losses recorded in the consolidated income statements (Note 12). The Offshore Retail Fund (Note 4(g)) is also an investor in this transaction.

(g)   Investments in Hangzhou Hanyun Xinling Equity Investment Fund Partnership (the "Onshore Retail Fund") and New Retail Strategic Opportunities Fund, L.P. (the "Offshore Retail Fund")

  The Onshore Retail Fund and the Offshore Retail Fund were set up to raise capital to invest in retail related businesses in the PRC and internationally, respectively. The Company is able to exercise significant influence over the investment decisions in both funds. In August 2017 and January 2018, the Company made a commitment to invest RMB1.6 billion and US$200 million in the Onshore Retail Fund and the Offshore Retail Fund, relating to which the Company has funded RMB922 million and RMB922 million to the Onshore Retail Fund as of March 31, 2019 and June 30, 2019, respectively; and US$78 million and US$87 million to the Offshore Retail Fund as of March 31, 2019 and June 30, 2019, respectively. As of June 30, 2019, the Company held an approximately 20% equity interest in the Onshore Retail Fund and an approximately 10% equity interest in the Offshore Retail Fund. The investments are accounted for under the equity method (Note 14).

  Transactions that were not completed as of June 30, 2019

(h)  Investment in Meinian Onehealth Healthcare Holdings Co Ltd ("Meinian")

  Meinian, a company that is listed on the Shenzhen Stock Exchange, offers health examination, health evaluation, health consulting, and other services. In October 2019, the Company, together with Ant Financial, agreed to acquire new and existing shares of Meinian, representing a minority stake in Meinian for a total consideration of RMB6,700 million. The completion of the transaction is subject to customary closing conditions including receipt of the required regulatory approval. Yunfeng is also an investor in this transaction.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2018 AND 2019

4.     Significant restructuring transaction, equity transactions, mergers and acquisitions and investments (Continued)

(i)   Additional investment in Cainiao Smart Logistics Network Limited ("Cainiao Network")

  Cainiao Network is a consolidated subsidiary of the Company and it operates a logistics data platform which leverages the capacity and capabilities of logistics partners to offer domestic and international one-stop-shop logistics services and supply chain management solutions, fulfilling various logistics needs of merchants and consumers at scale. In September 2019, the Company purchase additional equity interests in Cainiao Network for a cash consideration of US$157 million, which resulted in an increase in the Company's equity interest in Cainiao Network. In November 2019, the Company subscribed for newly issued ordinary shares of Cainiao Network together with certain of Cainiao Network's existing shareholders in connection with its equity financing transaction and to purchase certain equity interest from an existing Cainiao Network shareholder, for a total consideration of US$3,325 million. Upon the completion of these transactions, the Company's equity interest in Cainiao Network increased from approximately 51% to approximately 63%.

(j)   Investment in AliExpress Russia Holding Pte. Ltd. ("AliExpress Russia Joint Venture")

  AliExpress Russia Joint Venture is a joint venture set up by the Company, Mail.ru Group Limited ("Mail.ru Group", a leading internet company in Russia), Public Joint Stock Company MegaFon ("MegaFon", a Russian mobile telecommunications operator) and Joint Stock Company "Managing Company of Russian Direct Investment Fund" ("RDIF", a Russian sovereign wealth fund). In October 2019, the Company invested US$100 million into the joint venture and contributed the Company's AliExpress Russia businesses into the joint venture. The other shareholders of the joint venture also made cash and non-cash contributions to the joint venture pursuant to the transaction documents. As of the issuance date of these consolidated financial statements, the Company holds an approximately 56% equity interest and less-than-majority voting rights in the joint venture. As part of the transaction, the Company has also taken a minority stake in Mail.ru Group.

(k)   Investment in BEST Inc. (formerly known as Best Logistics Technologies Limited) ("Best Logistics")

  Best Logistics is an equity investee of the Company, and it is a provider of comprehensive supply-chain solutions and services. In September 2019, the Company subscribed for convertible senior notes issued by Best Logistics for a cash consideration of US$100 million. These convertible senior notes bear interest at a rate of 1.75% and will mature in October 2024.

(l)   Acquisition of HQG, Inc. ("Kaola")

  Kaola is an import e-commerce platform in the PRC. In September 2019, the Company acquired a 100% equity interest in Kaola from NetEase, Inc. for an aggregate purchase price of US$1,825 million (RMB12,958 million), comprising cash and approximately 14.3 million newly-issued ordinary shares (equivalent to approximately 1.8 million ADS) of the Company valued at US$316 million (RMB 2,252 million).

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2018 AND 2019

4.     Significant restructuring transaction, equity transactions, mergers and acquisitions and investments (Continued)

(l)   Acquisition of HQG, Inc. ("Kaola") (Continued)

  The allocation of the purchase price as of the date of acquisition is summarized as follows:

Amounts (i)
(in millions of RMB)
Net assets acquired (ii)	2,465
Amortizable intangible assets (iii)
Trade names, trademarks and domain names	1,587
User base and customer relationships	829
Developed technology and patents	394
Goodwill	8,245
Deferred tax liabilities	(562)

Total	12,958

Amounts
(in millions of RMB)
Total purchase price is comprised of:
- cash consideration	10,006
- share consideration	2,252
- contingent cash consideration (iv)	700

Total	12,958

  (i)
  These assets and liabilities are not recognized on the consolidated balance sheet as of June 30, 2019 as the acquisition was completed in September 2019.

  (ii)
  Net assets acquired primarily included inventories with a provisional balance of RMB2,599 million as of the date of acquisition.

  (iii)
  Acquired amortizable intangible assets had estimated amortization periods not exceeding 13 years and a weighted-average amortization period of 9.2 years.

  (iv)
  The contingent cash consideration is payable upon the satisfaction of certain non-compete provisions by the selling equity holders, and will not exceed RMB700 million.

  Upon the issuance of these consolidated financial statements, the accounting of this business combination, including the determination and allocation of purchase price, has not been finalized because the purchase price is subject to post-closing purchase price adjustments as set out in the definitive agreements for the transaction, and the Company is currently in the process of finalizing the valuation of certain assets acquired and liabilities assumed as part of the acquisition.

  The Company expected that the acquisition will further elevate the Company's import service and experience for consumers in the PRC through synergies across the Company's digital economy. Goodwill arising from this acquisition was attributable to the synergies expected from the combined operations of Kaola and the Company, the assembled workforce and their knowledge and experience in the import e-commerce sector in the PRC. The Company did not expect the goodwill recognized to be deductible for income tax purposes.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2018 AND 2019

4.     Significant restructuring transaction, equity transactions, mergers and acquisitions and investments (Continued)

(m) Investment in STO Express Co., Ltd. ("STO Express")

  STO Express, a company that is listed on the Shenzhen Stock Exchange, is one of the leading express delivery services companies in the PRC. In July 2019, the Company acquired a 49% equity interest in an investment vehicle which holds a 29.9% equity interest in STO Express (equivalent to an effective equity interest of approximately 14.7% in STO Express) for a cash consideration of RMB4.7 billion. The investment vehicle was established by the controlling shareholder of STO Express, and the Company subsequently entered into an option agreement with this controlling shareholder. Under the terms of the agreement, the Company may elect to acquire an additional effective equity interest of approximately 31.3% in STO Express through a call option to acquire the remaining 51% equity interest in this investment vehicle and another call option to acquire a 16.1% effective equity interest in STO Express for a total consideration of RMB10.0 billion. The Company can exercise the options to acquire equity interests in the investment vehicles or in STO Express at any time during the three-year period beginning on December 28, 2019.

5.     Revenue

  Revenue by segment is as follows:

	Three months ended June 30,
	2018	2019
	(Unaudited)
	(in millions of RMB)
Core commerce:
China commerce retail (i)
- Customer management	33,053	41,954
- Commission	13,756	16,902
- Others (ii)	7,159	16,745

	53,968	75,601
China commerce wholesale (iii)	2,250	2,992
International commerce retail (iv)	4,316	5,567
International commerce wholesale (v)	1,837	2,245
Cainiao logistics services (vi)	3,327	5,005
Local consumer services (vii)	2,612	6,180
Others	878	1,954

Total core commerce	69,188	99,544
Cloud computing (viii)	4,698	7,787
Digital media and entertainment (ix)	5,975	6,312
Innovation initiatives and others (x)	1,059	1,281

Total	80,920	114,924

  (i)
  Revenue from China commerce retail is primarily generated from the Company's China retail marketplaces and includes revenue from customer management, commissions and sales of goods.

  (ii)
  "Others" revenue under China commerce retail is primarily generated by the Company's New Retail and direct sales businesses, mainly Freshippo, Tmall Supermarket, Tmall Direct Import and Intime.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2018 AND 2019

5.     Revenue (Continued)

  (iii)
  Revenue from China commerce wholesale is primarily generated from 1688.com and includes revenue from membership fees and customer management.

  (iv)
  Revenue from international commerce retail is primarily generated from Lazada (Note 4(b)) and AliExpress and includes revenue from sales of goods, commissions, logistics services and customer management.

  (v)
  Revenue from international commerce wholesale is primarily generated from Alibaba.com and includes membership fees and revenue from customer management.

  (vi)
  Revenue from Cainiao logistics services represents revenue from the domestic and cross-border fulfillment services provided by Cainiao Network (Note 4(i)).

  (vii)
  Revenue from local consumer services primarily represents revenue from the provision of delivery services and other services provided by Ele.me (Note 4(c)).

  (viii)
  Revenue from cloud computing is primarily generated from the provision of services, such as elastic computing, database, storage, network virtualization services, large scale computing, security, management and application services, big data analytics, a machine learning platform and IoT services.

  (ix)
  Revenue from digital media and entertainment is primarily generated from UCWeb and Youku and includes revenue from customer management and membership fees.

  (x)
  Revenue from innovation initiatives and others is primarily generated from businesses such as Amap, Tmall Genie and other innovation initiatives. Other revenue also includes the SME Annual Fee received from Ant Financial and its affiliates (Note 4(a)).

  Revenue by type is as follows:

	Three months ended June 30,
	2018	2019
	(Unaudited)
	(in millions of RMB)
Customer management services
P4P and display marketing	35,020	43,392
Other customer management services	2,517	3,926

Total customer management services	37,537	47,318
Commission	16,916	23,879
Membership fees	4,313	5,246
Logistics services	5,127	7,478
Cloud computing services	4,698	7,787
Sales of goods	8,429	18,517
Other revenue (i)	3,900	4,699

Total	80,920	114,924

  (i)
  Other revenue includes other value-added services provided through various platforms and the SME Annual Fee received from Ant Financial and its affiliates (Note 4(a)).

  The amount of revenue recognized for performance obligations satisfied (or partially satisfied) in prior periods for contracts with expected duration of more than one year during the three months ended June 30, 2018 and 2019 was not material.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2018 AND 2019

6.     Other (loss) income, net

	Three months ended June 30,
	2018	2019
	(Unaudited)
	(in millions of RMB)
Profit Share Payments (Note 4(a))	910	1,627
Government grants (i)	86	326
Amortization of restructuring reserve (Note 4(a))	(66)	(66)
Exchange differences	(1,484)	(582)
Others	471	796

Total	(83)	2,101

  (i)
  Government grants mainly represent amounts received from central and local governments in connection with the Company's investments in local business districts and contributions to technology development.

7.     Leases

  The Company entered into operating lease agreements primarily for shops and malls, offices, warehouses and land. Certain lease agreements contain an option for the Company to renew a lease for a term of up to five years or an option to terminate a lease early. The Company considers these options in determining the classification and measurement of the leases.

  The leases may include variable payments based on measures such as the level of sales at a physical store, which are expensed as incurred.

  Components of operating lease cost were as follows:

Three months ended June 30, 2019
(in millions of RMB)
Operating lease cost	1,040
Variable lease cost	21

Total operating lease cost	1,061

  Prior to the adoption of ASC 842, the Company incurred rental expenses under operating leases of RMB1,204 million for the three months ended June 30, 2018.

  For the three months ended June 30, 2019, cash payments for operating leases and the operating lease assets obtained in exchange for operating lease liabilities amounted to RMB1,007 million and RMB1,550 million, respectively.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2018 AND 2019

7.     Leases (Continued)

  As of June 30, 2019, the Company's operating leases had a weighted average remaining lease term of 10.5 years and a weighted average discount rate of 5.4%. Future lease payments under operating leases as of June 30, 2019 were as follows:

Operating Leases
(in millions of RMB)
Nine months ending March 31, 2020	2,602
Year ending March 31, 2021	3,090
Year ending March 31, 2022	2,550
Year ending March 31, 2023	2,192
Year ending March 31, 2024	2,026
Thereafter	13,420

25,880
Less imputed interest	(6,713)

Total operating lease cost	19,167

8.     Income tax expenses

  Composition of income tax expenses

	Three months ended June 30,
	2018	2019
	(Unaudited)
	(in millions of RMB)
Current income tax expense	6,071	7,561
Deferred taxation	(406)	(849)

	5,665	6,712

  Under the current laws of the Cayman Islands, the Company is not subject to tax on its income or capital gains. In addition, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax is imposed. The Company's subsidiaries incorporated in Hong Kong were subject to the Hong Kong profits tax rate at 16.5% for the three months ended June 30, 2018 and 2019. The Company's subsidiaries incorporated in other jurisdictions were subject to income tax charges calculated according to the tax laws enacted or substantially enacted in the countries where they operate and generate income.

  Current income tax expense primarily includes the provision for PRC Enterprise Income Tax ("EIT") for subsidiaries operating in the PRC and withholding tax on earnings that have been declared for distribution by PRC subsidiaries to offshore holding companies. Substantially all of the Company's income before income tax and share of results of equity investees are generated by these PRC subsidiaries. These subsidiaries are subject to EIT on their taxable income as reported in their respective statutory financial statements adjusted in accordance with the relevant tax laws, rules and regulations in the PRC.

  Under the PRC Enterprise Income Tax Law (the "EIT Law"), the standard enterprise income tax rate for domestic enterprises and foreign invested enterprises is 25%. In addition, the EIT Law provides for, among others, a preferential tax rate of 15% for enterprises qualified as High and New Technology Enterprises.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2018 AND 2019

8.     Income tax expenses (Continued)

  Further, certain subsidiaries were recognized as Software Enterprises and thereby entitled to full exemption from EIT for two years beginning from their first profitable calendar year and a 50% reduction for the subsequent three calendar years. In addition, a duly recognized Key Software Enterprise within China's national plan can enjoy a preferential EIT rate of 10%. The Key Software Enterprise status is subject to review by the relevant authorities every year. The timing of the annual review and notification by the relevant authorities may vary from year to year, and the related tax adjustments in relation to the change in applicable EIT rate as a result of notification of qualification are accounted for in the period in which the Key Software Enterprise status is recognized and notified.

  The tax status of the subsidiaries of the Company with major taxable profits is described below:

  Alibaba (China) Technology Co., Ltd. ("Alibaba China"), Taobao (China) Software Co., Ltd. ("Taobao China") and Zhejiang Tmall Technology Co., Ltd. ("Tmall China"), entities primarily engaged in the operations of the Company's wholesale marketplaces, Taobao Marketplace and Tmall, respectively, had qualified as High and New Technology Enterprises and applied an EIT rate of 15%. The notification relating to the renewal of the Key Software Enterprises status for the taxation year of 2018 has been subsequently obtained by these entities in the quarter ended September 30, 2019.

  The annual review and notification relating to the renewal of the Key Software Enterprises status for the taxation year of 2019 has not yet been obtained. Accordingly, Alibaba China, Taobao China and Tmall China continued to apply an EIT rate of 15% for the taxation year of 2019 as High and New Technology Enterprises.

  Most of the remaining PRC entities of the Company are subject to EIT rate of 25% for the three months ended June 30, 2018 and 2019.

  Pursuant to the EIT Law, a 10% withholding tax is levied on dividends declared by PRC companies to their foreign investors. A lower withholding tax rate of 5% is applicable if direct foreign investors with at least 25% equity interest in the PRC company are incorporated in Hong Kong and meet the relevant requirements pursuant to the tax arrangement between the PRC and Hong Kong. Since the equity holders of the major PRC subsidiaries of the Company are Hong Kong incorporated companies and meet the relevant requirements pursuant to the tax arrangement between the PRC and Hong Kong, the Company has used 5% to provide for deferred tax liabilities on retained earnings which are anticipated to be distributed. As of June 30, 2019, the Company had accrued the withholding tax on substantially all of the distributable earnings of the PRC subsidiaries except for those undistributed earnings that the Company intends to invest indefinitely in the PRC which amounted to RMB88.0 billion.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2018 AND 2019

8.     Income tax expenses (Continued)

  Composition of deferred tax assets and liabilities

	As of March 31, 2019	As of June 30, 2019
	(in millions of RMB)
Deferred tax assets
Licensed copyrights	2,475	2,536
Tax losses carried forward and others (i)	21,896	22,933

	24,371	25,469
Valuation allowance	(21,838)	(22,835)

Total deferred tax assets	2,533	2,634

Deferred tax liabilities
Identifiable intangible assets	(12,659)	(12,616)
Withholding tax on undistributed earnings (ii)	(7,901)	(7,151)
Investment securities and others	(1,957)	(2,107)

Total deferred tax liabilities	(22,517)	(21,874)

Net deferred tax liabilities	(19,984)	(19,240)

  (i)
  Others is primarily comprised of property and equipment, deferred revenue and customer advances, as well as accrued expenses which are not deductible until paid under PRC tax laws.

  (ii)
  The related deferred tax liabilities as of March 31, 2019 and June 30, 2019 were provided on the assumption that substantially all of the distributable earnings of PRC subsidiaries will be distributed as dividends, except for those undistributed earnings that the Company intends to invest indefinitely in the PRC which amounted to RMB49.7 billion and RMB88.0 billion, respectively.

  Valuation allowances provided on the deferred tax assets mainly related to the tax losses carried forward due to the uncertainty surrounding their realization. If events occur in the future that improve the certainty of realization, an adjustment to the valuation allowances will be made and consequently income tax expenses will be reduced.

  As of June 30, 2019, the accumulated tax losses of subsidiaries incorporated in the Indonesia, the United States and Singapore, subject to the agreement of the relevant tax authorities, of RMB4,121 million, RMB3,417 million and RMB3,162 million, respectively, are allowed to be carried forward to offset against future taxable profits. The carry forward of tax losses in the United States and Singapore generally has no time limit, while the tax losses in Indonesia will expire, if unused, in the years ending March 31, 2020 through 2024. The accumulated tax losses of subsidiaries incorporated in the PRC, subject to the agreement of the PRC tax authorities, of RMB78,468 million as of June 30, 2019 will expire, if unused, in the years ending March 31, 2020 through 2024.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2018 AND 2019

8.     Income tax expenses (Continued)

  Reconciliation of the differences between the statutory EIT rate applicable to profits of the consolidated entities and the income tax expenses of the Company:

	Three months ended June 30,
	2018	2019
	(Unaudited)
	(in millions of RMB, except per share data)
Income before income tax and share of result of equity investees	13,970	25,317
Income tax computed at statutory EIT rate (25%)	3,493	6,329
Effect of different tax rates available to different jurisdictions	(131)	(6)
Effect of tax holiday and preferential tax benefit on assessable profits of subsidiaries incorporated in the PRC	(3,900)	(3,852)
Non-deductible expenses and non-taxable income, net (i)	4,882	3,937
Tax savings from additional deductions on certain research and development expenses available for subsidiaries incorporated in the PRC (ii)	(795)	(1,749)
Withholding tax on the earnings distributed and anticipated to be remitted	1,022	360
Change in valuation allowance, deduction of certain share-based compensation expense and others (iii)	1,094	1,693

Income tax expenses	5,665	6,712

Effect of tax holidays inside the PRC on basic earnings per share (RMB)	0.19	0.19

Effect of tax holidays inside the PRC on basic earnings per ADS (RMB)	1.51	1.48

  (i)
  Expenses not deductible for tax purposes and non-taxable income primarily represent investment income (loss), share-based compensation expense, interest expense and exchange differences.

  (ii)
  This amount represents tax incentives relating to the research and development expenses of certain major operating subsidiaries in the PRC.

  (iii)
  This amount primarily represents valuation allowance against the deferred tax assets associated with operating losses, amortization of licensed copyrights and other timing differences which may not be realized as a tax benefit.

9.     Share-based awards

  Share-based awards such as RSUs, incentive and non-statutory options, restricted shares, dividend equivalents, share appreciation rights and share payments may be granted to any directors, employees and consultants of the Company or affiliated companies under the equity incentive plan adopted in 2011, which govern the terms of the awards. In September 2014, the Company adopted a post-IPO equity incentive plan (the "2014 Plan") which has a ten-year term. Share-based awards are only available for issuance under the 2014 Plan. If an award under the previous plan terminates, expires or lapses, or is canceled for any reason, ordinary shares subject to the award become available for the grant of a new award under the 2014 Plan. Starting from April 1, 2015 and on each anniversary thereof, an additional amount equal to the lesser of (A) 200,000,000 ordinary shares (previously 25,000,000 ordinary shares before the Share Subdivision as detailed in Note 2(a)), and (B) such lesser number of ordinary shares as determined by the board of directors will become available for the grant of a new award

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2018 AND 2019

9.     Share-based awards (Continued)

  under the 2014 Plan. All share-based awards granted under the 2014 Plan are subject to dilution protection should the capital structure of the Company be affected by a share split, reverse share split, share dividend or other dilutive action. The 2014 Plan has substantially similar terms as the plan adopted in 2011 except that (i) the 2014 Plan is administered by the compensation committee of the board (or a subcommittee thereof), or such other committee of the board to which the board has delegated power to act, or the board in the absence of any such committee, and (ii) certain terms are adjusted for the purposes of compliance with the Sarbanes-Oxley Act of 2002, U.S. Securities Act of 1933 and the regulations thereunder, as amended from time to time and U.S. Securities Exchange Act of 1934 and the regulations thereunder, as amended from time to time, among others. As of June 30, 2019, the number of shares authorized but unissued was 338,560,992 ordinary shares (previously 42,320,124 ordinary shares before the Share Subdivision as detailed in Note 2(a)).

  RSUs and share options granted are generally subject to a four-year vesting schedule as determined by the administrator of the plans. Depending on the nature and the purpose of the grant, RSUs and share options generally vest 25% or 50% upon the first or second anniversary of the vesting commencement date, respectively, as provided in the grant agreement, and 25% every year thereafter. No outstanding RSUs or share options will be subject to vesting or exercisable after the expiry of a maximum of six years from the date of grant. Certain RSUs and share options granted to the senior management members of the Company are subject to a six-year vesting schedule. No outstanding RSUs or share options will be subject to vesting or exercisable after the expiry of a maximum of eight years from the date of grant.

  Following the Share Subdivision and the ADS Ratio Change that became effective on July 30, 2019 as detailed in Note 2(a), each ordinary share was subdivided into eight ordinary shares and each ADS represents eight ordinary shares. Pro-rata adjustments have been made to the number of ordinary shares underlying each RSU and share option granted, so as to give the participants the same proportion of the equity that they would have been entitled to prior to the Share Subdivision. Prior to July 30, 2019, one ordinary share was issuable upon the vesting of one outstanding RSU or the exercise of one outstanding share option, respectively. Subsequent to the Share Subdivision, eight ordinary shares are issuable upon the vesting of one outstanding RSU or the exercise of one outstanding share option, respectively. The Share Subdivision has no impact on the number of RSUs, the number of share options, the weighted average grant date fair value per RSU and the weighted average exercise price per share option as stated below.

(a)   RSUs relating to ordinary shares of the Company

  A summary of the changes in the RSUs relating to ordinary shares granted by the Company during the three months ended June 30, 2019 is as follows:

	Number of RSUs	Weighted-average grant date fair value per RSU
		US$
Awarded and unvested as of April 1, 2019	64,346,493	136.00
Granted	18,439,437	174.41
Vested	(16,543,265)	109.45
Canceled/forfeited	(1,586,512)	148.77

Awarded and unvested as of June 30, 2019	64,656,153	153.44

Expected to vest as of June 30, 2019 (i)	53,269,054	151.79

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2018 AND 2019

9.     Share-based awards (Continued)

(a)   RSUs relating to ordinary shares of the Company (Continued)

  (i)
  RSUs expected to vest are the result of applying the pre-vesting forfeiture rate assumptions to total outstanding RSUs.

  As of March 31, 2019 and June 30, 2019, 1,878,835 and 1,479,688 outstanding RSUs were held by non-employees, respectively. During the three months ended June 30, 2018, these RSUs were subject to re-measurement through each vesting date to determine the appropriate amount of the expense. Upon the adoption of ASU 2018-07 beginning on April 1, 2019, the Company no longer re-measures equity-classified share-based awards granted to non-employees (Note 2(k)).

  As of June 30, 2019, there were RMB35,917 million of unamortized compensation costs related to these outstanding RSUs, net of expected forfeitures and after re-measurement applicable to the awards granted to non-employees before the adoption of ASU 2018-07 beginning on April 1, 2019. These amounts are expected to be recognized over a weighted average period of 2.0 years.

  During the three months ended June 30, 2018 and 2019, the Company recognized share-based compensation expense of RMB4,426 million and RMB5,798 million, respectively, in connection with the above RSUs, net of cash reimbursement from related companies.

(b)   Share options relating to ordinary shares of the Company

  A summary of the changes in the share options relating to ordinary shares granted by the Company during the three months ended June 30, 2019 is as follows:

	Number of share options	Weighted average exercise price per share option	Weighted average remaining contractual life
		US$	(in years)
Outstanding as of April 1, 2019	7,117,206	72.88	3.7
Exercised	(733,682)	78.08
Canceled/forfeited/expired	(17,500)	35.78

Outstanding as of June 30, 2019	6,366,024	72.38	3.4

Vested and exercisable as of June 30, 2019	3,779,556	71.48	3.3
Vested and expected to vest as of June 30, 2019 (i)	6,270,068	72.27	3.4
  (i)
  Share options expected to vest are the result of applying the pre-vesting forfeiture rate assumptions to total outstanding share options.

  As of March 31, 2019 and June 30, 2019, 76,550 and 78,900 outstanding share options were held by non-employees, respectively. During the three months ended June 30, 2018, these share options were subject to re-measurement through each vesting date to determine the appropriate amount of the expense. Upon the adoption of ASU 2018-07 beginning on April 1, 2019, the Company no longer re-measures equity-classified share-based awards granted to non-employees (Note 2(k)).

  As of June 30, 2019, the aggregate intrinsic value of all outstanding options was RMB4,248 million. As of the same date, the aggregate intrinsic value of options that were vested and exercisable and options that were vested and expected to vest is RMB2,545 million and RMB4,188 million, respectively.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2018 AND 2019

9.     Share-based awards (Continued)

(b)   Share options relating to ordinary shares of the Company (Continued)

  During the three months ended June 30, 2018 and 2019, no share options were granted, and the total grant date fair value of options vested during the same periods was RMB207 million and RMB216 million, respectively. During the same periods, the aggregate intrinsic value of share options exercised was RMB492 million and RMB370 million, respectively.

  Cash received from option exercises under the share option plans for the three months ended June 30, 2018 and 2019 was RMB174 million and RMB385 million, respectively.

  As of June 30, 2019, there were RMB88 million of unamortized compensation costs related to these outstanding share options, net of expected forfeitures and after re-measurement applicable to the awards granted to non-employees before the adoption of ASU 2018-07 beginning on April 1, 2019. These amounts are expected to be recognized over a weighted average period of 1.4 years.

  During the three months ended June 30, 2018 and 2019, the Company recognized share-based compensation expense of RMB44 million and RMB20 million, respectively, in connection with the above share options, net of cash reimbursement from related companies.

(c)   Partner Capital Investment Plan relating to ordinary shares of the Company

  Beginning in 2013, the Company offered selected members of the Alibaba Partnership rights to acquire restricted shares of the Company. For the rights offered before 2016, these rights and the underlying restricted shares were subject to a non-compete provision, and each right entitles the holder to purchase eight restricted shares at an aggregate price of US$14.50, after the Share Subdivision as detailed in Note 2(a), during a four-year period. Upon the exercise of the rights, the underlying ordinary shares may not be transferred for a period of eight years from the date of subscription of the relevant rights. For the rights offered since 2016, the rights and the underlying restricted shares were subject to certain service provisions that were not related to employment, and each right entitles the holder to purchase eight restricted shares at an aggregate price between US$23.00 and US$26.00, after the Share Subdivision as detailed in Note 2(a), over a period of ten years from the vesting commencement date.

  The number of ordinary shares underlying these rights is 144,000,000 shares (previously 18,000,000 shares before the Share Subdivision as detailed in Note 2(a)), of which the rights to subscribe for 140,000,000 shares (previously 17,500,000 shares before the Share Subdivision as detailed in Note 2(a)) had been offered and subscribed up to June 30, 2019. The rights offered before 2016 were accounted for as noncontrolling interests of the Company as these rights were issued by the Company's subsidiaries and classified as equity at the subsidiary level. The rights offered in the subsequent periods were accounted for as share options issued by the Company.

  As of June 30, 2019, there were RMB882 million of unamortized compensation costs related to these rights, net of expected forfeitures and after re-measurement applicable to the awards granted to non-employees before the adoption of ASU 2018-07 beginning on April 1, 2019. These amounts are expected to be recognized over a weighted average period of 4.4 years. Share-based compensation expense of RMB114 million and RMB80 million was recognized in connection with these rights for the three months ended June 30, 2018 and 2019, respectively.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2018 AND 2019

9.     Share-based awards (Continued)

(c)   Partner Capital Investment Plan relating to ordinary shares of the Company (Continued)

  No rights were offered for the three months ended June 30, 2019. The fair value of each right offered for the three months ended June 30, 2018 to acquire restricted shares is estimated on the subscription date using the Black-Scholes model by applying the assumptions below:

Three months ended June 30,
2018
Risk-free interest rate (i)	2.94%
Expected dividend yield (ii)	0%
Expected life (years) (iii)	8.25
Expected volatility (iv)	33.0%
  (i)
  Risk-free interest rate is based on the yields of United States Treasury securities with maturities similar to the expected life of the share-based awards in effect at the time of grant.

  (ii)
  Expected dividend yield is assumed to be nil as the Company has no history or expectation of paying a dividend on its ordinary shares.

  (iii)
  Expected life of the rights is based on management's estimate on timing of redemption for ordinary shares by the participants.

  (iv)
  Expected volatility is assumed based on the historical volatility of the Company's comparable companies in the period equal to expected life of each right.

(d)  Share-based awards relating to Ant Financial

  Since March 2014, Junhan, the general partner of which is a company wholly-owned by the Company's director and former executive chairman and a major equity holder of Ant Financial, has made grants of share economic rights similar to share appreciation awards linked to the valuation of Ant Financial (the "SERs") to certain employees of the Company. In addition, Ant Financial, through its subsidiary, has granted certain RSUs to certain employees of the Company since April 2018. The SERs will be settled in cash by Junhan upon disposal of these awards by the holders. The RSUs may be settled in cash or equity by the Ant Financial subsidiary upon the vesting of these awards. Junhan and the Ant Financial subsidiary have the right to repurchase the vested awards (or any underlying equity for the settlement of the vested awards) granted by them, as applicable, from the holders upon an initial public offering of Ant Financial or the termination of the holders' employment with the Company at a price to be determined based on the then fair market value of Ant Financial. These awards are generally subject to a four-year vesting schedule as determined by the administrator of the plan. Depending on the nature and the purpose of the grant, these awards generally vest 25% or 50% upon the first or second anniversary of the vesting commencement date, respectively, as provided in the grant agreement, and 25% every year thereafter. Certain awards granted to the senior management members of the Company are subject to a six-year vesting schedule. The Company has no obligation to reimburse Junhan, Ant Financial or its subsidiaries for the cost associated with these awards.

  For accounting purposes, these awards meet the definition of a financial derivative. The cost relating to these awards is recognized by the Company and the related expense is recognized over the requisite service period in the consolidated income statements with a corresponding credit to additional paid-in capital. Subsequent changes in the fair value of these awards are recorded in the consolidated income statements. The expenses

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2018 AND 2019

9.     Share-based awards (Continued)

(d)  Share-based awards relating to Ant Financial (Continued)

  relating to the SERs are re-measured at the fair value on each reporting date until their settlement dates. The expenses relating to the RSUs granted by the Ant Financial subsidiary are re-measured at the fair value on each reporting date until their vesting dates.

  During the three months ended June 30, 2018 and 2019, the Company recognized expenses of RMB11,477 million and RMB352 million in respect of the share-based awards relating to Ant Financial, respectively.

(e)   Share-based compensation expense by function

	Three months ended June 30,
	2018	2019
	(Unaudited)
	(in millions of RMB)
Cost of revenue	3,816	1,747
Product development expenses	6,512	3,009
Sales and marketing expenses	2,063	862
General and administrative expenses	3,987	1,497

Total	16,378	7,115

10.   Earnings per share/ADS

  Following the Share Subdivision and the ADS Ratio Change as detailed in Note 2(a), each ordinary share was subdivided into eight ordinary shares and each ADS represents eight ordinary shares. The weighted average number of ordinary shares used for the calculation of basic and diluted earnings per share/ADS for the three months ended June 30, 2018 and 2019 have been retrospectively adjusted.

  Basic earnings per share is computed by dividing net income attributable to ordinary shareholders by the weighted average number of outstanding ordinary shares, adjusted for treasury shares. Basic earnings per ADS is derived from the basic earnings per share after adjustment to the Company's ordinary share-to-ADS ratio.

  For the calculation of diluted earnings per share, net income attributable to ordinary shareholders for basic earnings per share is adjusted by the effect of dilutive securities, including share-based awards, under the treasury stock method. Potentially dilutive securities, of which the amounts are insignificant, have been excluded from the computation of diluted net income per share if their inclusion is anti-dilutive. Diluted earnings per ADS is derived from the diluted earnings per share after adjustment to the Company's ordinary share-to-ADS ratio.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2018 AND 2019

10.   Earnings per share/ADS (Continued)

  The following table sets forth the computation of basic and diluted net income per share/ADS for the following periods:

	Three months ended June 30,
	2018	2019
	(Unaudited)
	(in millions of RMB, except share data and per share data)
Earnings per share
Numerator:
Net income attributable to ordinary shareholders for computing net income per ordinary share — basic	8,685	21,252
Dilution effect arising from share-based awards issued by a subsidiary and an equity investee	(3)	(11)

Net income attributable to ordinary shareholders for computing net income per ordinary share — diluted	8,682	21,241
Shares (denominator):
Weighted average number of shares used in calculating net income per ordinary share — basic (million shares) (Note)	20,648	20,776
Adjustments for dilutive RSUs and share options (million shares) (Note)	366	299

Weighted average number of shares used in calculating net income per ordinary share — diluted (million shares) (Note)	21,014	21,075
Net income per ordinary share — basic (RMB) (Note)	0.42	1.02

Net income per ordinary share — diluted (RMB) (Note)	0.41	1.01

Earnings per ADS
Net income per ADS — basic (RMB)	3.36	8.18

Net income per ADS — diluted (RMB)	3.30	8.06

Note:	Basic and diluted net income per ordinary share, weighted average number of shares and the adjustments for dilutive RSUs and share options have been retrospectively adjusted for the Share Subdivision and the ADS Ratio Change that were effective on July 30, 2019 as detailed in Note 2(a).

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2018 AND 2019

11.   Restricted cash and escrow receivables

	As of March 31, 2019	As of June 30, 2019
	(in millions of RMB)
Money received or receivable on escrow services offered by AliExpress (i)	8,354	7,110
Others	164	191

	8,518	7,301

  (i)
  The amount represents customer funds held by external payment networks outside the PRC relating to AliExpress with a corresponding liability recorded under escrow money payable.

12.   Investment securities and fair value disclosure

	As of March 31, 2019
	Original cost	Gross unrealized gains	Gross unrealized losses	Provision for decline in value	Carrying value
	(in millions of RMB)
Equity securities:
Listed equity securities	57,121	15,968	(11,887)	—	61,202
Investments in privately held companies	81,894	14,107	(78)	(13,250)	82,673
Debt investments (i)	23,843	44	(20)	(725)	23,142

	162,858	30,119	(11,985)	(13,975)	167,017

	As of June 30, 2019
	Original cost	Gross unrealized gains	Gross unrealized losses	Provision for decline in value	Carrying value
	(in millions of RMB)
Equity securities:
Listed equity securities	62,722	15,921	(15,170)	—	63,473
Investments in privately held companies	86,628	15,894	(74)	(13,770)	88,678
Debt investments (i)	25,923	184	(233)	(885)	24,989

	175,273	31,999	(15,477)	(14,655)	177,140

  (i)
  Debt investments include convertible and exchangeable bonds accounted for under the fair value option, for which the fair value as of March 31, 2019 and June 30, 2019 were RMB2,742 million and RMB5,685 million, respectively. Unrealized losses recorded on these convertible and exchangeable bonds in the consolidated income statements were nil and RMB124 million during the three months ended June 30, 2018 and 2019, respectively. Debt investments also include investments in certain wealth management products amounting to RMB6.9 billion as of March 31, 2019 and June 30, 2019. These investments were pledged to a financial institution in the PRC to secure a financing provided by this financial institution amounting to RMB6.9 billion to one of the Company's founders and an equity holder in certain of the Company's variable interest entities, to support his minority investment through a PRC limited partnership in Wasu Media Holding Co., Ltd., a company listed on the Shenzhen Stock Exchange.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2018 AND 2019

12.   Investment securities and fair value disclosure (Continued)

  Details of the significant additions during the three months ended June 30, 2018 and 2019 are set out in Note 4.

  For equity securities, a summary of gains and losses, including impairment losses, recognized in interest and investment income, net is as follows:

	Three months ended June 30,
	2018	2019
	(Unaudited)
	(in millions of RMB)
Net unrealized gains (losses) recognized during the period for equity securities still held as of the end of the period	3,571	(2,005)
Net gains (losses) recognized during the period from disposals of equity securities during the period	93	(3)

Net gains (losses) recognized during the period on equity securities	3,664	(2,008)

  The Company elected to record a majority of equity investments in privately held companies using the measurement alternative (Note 2(t)). During the three months ended June 30, 2018 and 2019, upward adjustments of RMB3,863 million and RMB1,482 million, and impairments and downward adjustments of RMB9 million and RMB91 million, were recorded in interest and investment income, net, in the consolidated income statements, respectively. The Company's impairment analysis considers both qualitative and quantitative factors that may have a significant effect on the fair value of these equity securities. As of March 31, 2019 and June 30, 2019, the amount of investments in privately held companies for which the Company elected to record using the measurement alternative amounted to RMB81,514 million and RMB87,324 million, respectively.

  During the three months ended June 30, 2018 and 2019, no realized gains or losses were recognized for the disposal of debt investments. During the same periods, impairment losses on debt investments of nil and RMB160 million were recorded in interest and investment income, net in the consolidated income statements, respectively.

  The carrying amount of debt investments approximates their fair value due to the fact that the related effective interest rates approximate rates currently offered by financial institutions for similar debt instruments of comparable maturities.

  Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. To increase the comparability of fair

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2018 AND 2019

12.   Investment securities and fair value disclosure (Continued)

  value measures, the following hierarchy prioritizes the inputs to valuation methodologies used to measure fair value:

Level 1	-	Valuations based on unadjusted quoted prices for identical assets and liabilities in active markets.
Level 2	-	Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.
Level 3	-	Valuations based on unobservable inputs reflecting assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

  Fair value of short-term investments and listed equity securities are based on quoted prices in active markets for identical assets or liabilities. Other financial instruments, such as interest rate swap contracts, are valued based on inputs derived from or corroborated by observable market data. Valuations of convertible and exchangeable bonds that do not have a quoted price are performed using valuation models such as the binomial model with unobservable inputs including risk-free interest rate and expected volatility. The valuation of contingent consideration is performed using an expected cash flow method with unobservable inputs including the probability to achieve the contingencies, which is assessed by the Company, in connection with the contingent consideration arrangements. Investments in privately held companies for which the Company elected to record using the measurement alternative were re-measured on a non-recurring basis, and are categorized within Level 3 under the fair value hierarchy. The values were estimated based on valuation methods using the observable transaction price at the transaction date and other unobservable inputs including volatility, as well as rights and obligations of the securities that the Company holds.

  The following table summarizes the Company's assets and liabilities that are measured at fair value on a recurring basis and are categorized under the fair value hierarchy:

	As of March 31, 2019
	Level 1	Level 2	Level 3	Total
	(in millions of RMB)
Assets
Short-term investments	3,262	—	—	3,262
Restricted cash and escrow receivables	8,518	—	—	8,518
Listed equity securities	61,202	—	—	61,202
Convertible bonds accounted for under the fair value option	244	—	2,498	2,742
Interest rate swap contracts	—	331	—	331
Others	604	1,444	1,159	3,207

	73,830	1,775	3,657	79,262

Liabilities
Contingent consideration in relation to investments and acquisitions	—	—	5,122	5,122

	—	—	5,122	5,122

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2018 AND 2019

12.   Investment securities and fair value disclosure (Continued)

	As of June 30, 2019
	Level 1	Level 2	Level 3	Total
	(in millions of RMB)
Assets
Short-term investments	1,650	—	—	1,650
Restricted cash and escrow receivables	7,301	—	—	7,301
Listed equity securities	63,473	—	—	63,473
Convertible and exchangeable bonds accounted for under the fair value option	232	—	5,453	5,685
Interest rate swap contracts	—	168	—	168
Others	462	1,880	1,354	3,696

	73,118	2,048	6,807	81,973

Liabilities
Contingent consideration in relation to investments and acquisitions	—	—	5,238	5,238

	—	—	5,238	5,238

  Convertible and exchangeable bonds categorized within Level 3 under the fair value hierarchy:

Amounts
(in millions of RMB)
Balance as of April 1, 2019	2,498
Additions	5,508
Net decrease in fair value	(112)
Conversion or expiration	(2,468)
Foreign currency translation adjustments	27

Balance as of June 30, 2019	5,453

  Contingent consideration in relation to investments and acquisitions categorized within Level 3 under the fair value hierarchy:

Amounts
(in millions of RMB)
Balance as of April 1, 2019	5,122
Net increase in fair value	1
Foreign currency translation adjustments	115

Balance as of June 30, 2019	5,238

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2018 AND 2019

13.   Prepayments, receivables and other assets

	As of March 31, 2019	As of June 30, 2019
	(in millions of RMB)
Current:
Accounts receivable, net of allowance	13,771	14,837
Inventories	8,534	9,440
Amounts due from related companies (i)	7,445	8,719
VAT receivables, net of allowance (ii)	7,347	8,359
Prepaid cost of revenue, sales and marketing and other expenses	7,049	5,185
Advances to/receivables from customers, merchants and others	4,689	4,926
Deferred direct selling costs (iii)	1,990	2,079
Interest receivables	867	1,034
Licensed copyrights (Note 2(y))	1,126	932
Loan receivables, net	490	516
Others	5,282	6,684

	58,590	62,711

Non-current:
Operating lease right-of-use assets (iv)	—	25,995
Film costs and prepayment for licensed copyrights and others	7,205	7,565
Prepayment for acquisition of property and equipment	7,643	6,366
Deferred tax assets (Note 8)	2,533	2,634
Deferred direct selling costs (iii)	281	176
Fair value of interest rate swap contracts	331	168
Land use rights, net (iv)	6,419	—
Others	3,606	3,916

	28,018	46,820

  (i)
  Amounts due from related companies primarily represent balances arising from transactions with Ant Financial and its subsidiaries (Notes 4(a) and 22). The balances are unsecured, interest free and repayable within the next twelve months.

  (ii)
  VAT receivables mainly represent VAT receivable from relevant PRC tax authorities arising from the Company's VAT refund service. The Company provides advance settlement of relevant VAT refund amounts to its customers prior to receiving the VAT refund from tax authorities. To provide this service, the Company relies on short-term banking facilities and takes on credit risk if the Company fails to recover the prepaid VAT amount.

  (iii)
  The Company is obligated to pay certain costs upon the receipt of membership fees from merchants or other customers, which primarily consist of sales commissions. The membership fees are initially deferred and recognized as revenue in the consolidated income statements in the period in which the services are rendered. As such, the related costs are also initially deferred and recognized in the consolidated income statements in the same period as the related service fees are recognized.

  (iv)
  Upon the initial application of ASC 842 on April 1, 2019, land use rights, net amounting to RMB6,419 million were identified as operating lease right-of-use assets. Such amount was included in the opening balance of operating lease right-of-use assets as of April 1, 2019 with no adjustments made to the comparative periods.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2018 AND 2019

14.   Investments in equity investees

Amounts
(in millions of RMB)
Balance as of April 1, 2019	84,454
Additions	1,170
Share of results, other comprehensive income and other reserves (i)	419
Disposals	(653)
Transfers	22
Foreign currency translation adjustments	184

Balance as of June 30, 2019	85,596

  (i)
  Share of results, other comprehensive income and other reserves include the share of results of the equity investees, the gain or loss arising from the deemed disposal of the equity investees and the amortization of basis differences. The amount excludes the expenses relating to the share-based awards underlying the equity of the Company and Ant Financial granted to employees of certain equity investees (Note 9(d)).

  As of June 30, 2019, equity method investments with an aggregate carrying amount of RMB56,256 million that are publicly traded have increased in value and the total market value of these investments amounted to RMB62,656 million.

  For the three months ended June 30, 2018 and 2019, equity method investments held by the Company in aggregate have met the significance criteria as defined under Rule 4-08 (g) of Regulation S-X. As such, the Company is required to present summarized financial information for all of its equity method investments as a group as follows:

	Three months ended June 30,
	2018	2019
	(Unaudited)
	(in millions of RMB)
Operating data:
Revenue	113,508	125,055
Cost of revenue	(93,533)	(103,998)
Loss from operations	(39)	(723)
Net income	3,632	4,347

	As of March 31,	As of June 30,
	2019	2019
	(in millions of RMB)
Balance sheet data:
Current assets	257,502	253,094
Non-current assets	222,484	256,665
Current liabilities	205,272	206,491
Non-current liabilities	34,191	47,793
Noncontrolling interests and mezzanine equity	10,151	10,309

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2018 AND 2019

15.   Property and equipment, net

	As of March 31, 2019	As of June 30, 2019
	(in millions of RMB)
Buildings and property improvements	61,940	62,565
Computer equipment and software	53,187	57,126
Construction in process	6,959	7,650
Furniture, office and transportation equipment	3,889	4,739

	125,975	132,080
Less: accumulated depreciation and amortization	(33,945)	(37,896)

Net book value	92,030	94,184

  Depreciation and amortization expenses recognized for the three months ended June 30, 2018 and 2019 were RMB2,826 million and RMB4,640 million, respectively.

16.   Intangible assets, net

	As of March 31, 2019	As of June 30, 2019
	(in millions of RMB)
User base and customer relationships	47,913	48,098
Trade names, trademarks and domain names	22,592	23,608
Non-compete agreements (i)	12,528	12,702
Developed technology and patents	9,510	9,729
Licensed copyrights (Note 2(y))	9,225	9,722
Others	1,358	508

	103,126	104,367
Less: accumulated amortization and impairment	(34,850)	(38,348)

Net book value	68,276	66,019

  (i)
  In April 2017, the Company entered into a non-compete agreement with a former management member of Youku, with a fair value of RMB2,528 million. As of June 30, 2019, the remaining amortization period of the non-compete agreement is less than one year.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2018 AND 2019

16.   Intangible assets, net (Continued)

  As of June 30, 2019, the estimated future aggregate amortization expenses were as follows:

Amounts
(in millions of RMB)
Nine months ending March 31, 2020	11,358
Year ending March 31, 2021	11,572
Year ending March 31, 2022	8,641
Year ending March 31, 2023	7,781
Year ending March 31, 2024	7,362
Thereafter	19,305

66,019

17.   Goodwill

  Changes in the carrying amount of goodwill by segment for the three months ended June 30, 2019 were as follows:

	Core commerce	Cloud computing	Digital media and entertainment	Innovation initiatives and others	Total
	(in millions of RMB)
Balance as of April 1, 2019	197,715	1,461	60,508	5,251	264,935
Additions	845	—	162	815	1,822
Foreign currency translation adjustments	100	22	15	—	137

Balance as of June 30, 2019	198,660	1,483	60,685	6,066	266,894

  Gross goodwill balances were RMB268,879 million and RMB270,838 million as of March 31, 2019 and June 30, 2019, respectively. Accumulated impairment losses were RMB3,944 million as of the same dates.

18.   Deferred revenue and customer advances

  Deferred revenue and customer advances primarily represent service fees prepaid by merchants or customers for which the relevant services have not been provided. The respective balances are as follows:

	As of March 31, 2019	As of June 30, 2019
	(in millions of RMB)
Deferred revenue	18,448	19,403
Customer advances	13,814	14,171

	32,262	33,574
Less: current portion	(30,795)	(31,917)

Non-current portion	1,467	1,657

  All service fees received in advance are initially recorded as customer advances. These amounts are transferred to deferred revenue upon commencement of the provision of services by the Company and are

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2018 AND 2019

18.   Deferred revenue and customer advances (Continued)

  recognized in the consolidated income statements in the period in which the services are provided. In general, service fees received in advance are non-refundable after the amounts are transferred to deferred revenue. Substantially all of the balances of deferred revenue and customer advances are generally recognized as revenue within one year. The amounts of revenue recognized during the three months ended June 30, 2018 and 2019 from performance obligations satisfied (or partially satisfied) in previous periods were not material.

19.   Accrued expenses, accounts payable and other liabilities

	As of March 31, 2019	As of June 30, 2019
	(in millions of RMB)
Current:
Payables and accruals for cost of revenue and sales and marketing expenses	51,958	55,319
Payable to merchants and third party marketing affiliates	12,554	13,199
Accrued bonus and staff costs, including sales commission	14,034	11,110
Other deposits and advances received	10,447	10,711
Payables and accruals for purchases of property and equipment	5,548	6,084
Amounts due to related companies (i)	4,570	4,598
Other taxes payable (ii)	3,448	4,249
Contingent and deferred consideration in relation to investments and acquisitions	3,301	3,313
Operating lease liabilities (Note 7)	—	2,431
Accrued professional services and administrative expenses	2,361	1,980
Accrued donations	1,738	1,976
Accrual for interest expense	924	124
Others (iii)	6,828	4,871

	117,711	119,965

Non-current:
Operating lease liabilities (Note 7)	—	16,736
Contingent and deferred consideration in relation to investments and acquisitions	3,872	4,105
Others	2,315	2,355

	6,187	23,196

  (i)
  Amounts due to related companies primarily represent balances arising from the transactions with Ant Financial and its subsidiaries (Note 22). The balances are unsecured, interest free and repayable within the next twelve months.

  (ii)
  Other taxes payable represent VAT, business tax and related surcharges and PRC individual income tax of employees withheld by the Company.

  (iii)
  Other current liabilities as of March 31, 2019 include a settlement provision of US$250 million (RMB1,679 million) for a U.S. federal class action lawsuit that has been pending since January 2015 (Note 25(g)). The amount has been paid as of June 30, 2019.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2018 AND 2019

20.   Bank borrowings

  Bank borrowings are analyzed as follows:

	As of March 31, 2019	As of June 30, 2019
	(in millions of RMB)
Current portion:
Short-term other borrowings (i)	7,356	7,564

Non-current portion:
US$4.0 billion syndicated loan denominated in US$ (ii)	26,780	27,332
Long-term other borrowings (iii)	8,647	10,905

	35,427	38,237

  (i)
  As of March 31, 2019 and June 30, 2019, the Company had short-term borrowings from banks which were repayable within one year or on demand and charged interest rates ranging from 2.9% to 19.0% per annum. As of March 31, 2019 and June 30, 2019, the weighted average interest rate of these borrowings was 4.1% and 3.9% per annum, respectively. The borrowings are primarily denominated in RMB or US$.

  (ii)
  As of March 31, 2019 and June 30, 2019, the Company had a five-year US$4.0 billion syndicated loan, which was entered into with a group of eight lead arrangers. The loan has a five-year bullet maturity and was priced at 110 basis points over LIBOR. The related floating interest payments are hedged by certain interest rate swap contracts entered into by the Company. The proceeds of the loan were used for general corporate and working capital purposes (including acquisitions). In May 2019, the loan terms were modified such that the interest rate of the loan was reduced to 85 basis points over LIBOR and the maturity of the loan was extended to May 2024.

  (iii)
  As of March 31 2019 and June 30, 2019, the Company had long-term borrowings from banks with weighted average interest rates of approximately 4.6% per annum. The borrowings are primarily denominated in RMB.

  Certain other bank borrowings are collateralized by a pledge of certain bank deposits, buildings and property improvements, construction in progress and land use rights in the PRC with carrying values of RMB18,314 million and RMB20,784 million as of March 31, 2019 and June 30, 2019, respectively. As of June 30, 2019, the Company is in compliance with all covenants in relation to bank borrowings.

  In April 2017, the Company obtained a new revolving credit facility provided by certain financial institutions for an amount of US$5.15 billion, which has not yet been drawn down. The interest rate on any outstanding utilized amount under this new credit facility is calculated based on LIBOR plus 95 basis points. This facility is reserved for general corporate and working capital purposes (including acquisitions).

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2018 AND 2019

20.   Bank borrowings (Continued)

  As of June 30, 2019, the borrowings will be due according to the following schedule:

Principal amounts
(in millions of RMB)
Within 1 year	7,564
Between 1 to 2 years	1,200
Between 2 to 3 years	643
Between 3 to 4 years	680
Between 4 to 5 years	28,309
Beyond 5 years	7,569

45,965

21.   Unsecured senior notes

  In November 2014, the Company issued unsecured senior notes including floating rate and fixed rate notes with varying maturities for an aggregate principal amount of US$8.0 billion (the "2014 Senior Notes"), of which US$1.3 billion was repaid in November 2017. The 2014 Senior Notes are senior unsecured obligations that are listed on the HKSE, and interest is payable in arrears, quarterly for the floating rate notes and semiannually for the fixed-rate notes.

  In December 2017, the Company issued another series of unsecured fixed rate senior notes with varying maturities for an aggregate principal amount of US$7.0 billion (the "2017 Senior Notes"). The 2017 Senior Notes are senior unsecured obligations that are listed on the Singapore Stock Exchange, and interest is payable in arrears semiannually.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2018 AND 2019

21.   Unsecured senior notes (Continued)

  The following table provides a summary of the Company's unsecured senior notes as of March 31, 2019 and June 30, 2019:

	As of March 31, 2019	As of June 30, 2019	Effective interest rate
	(in millions of RMB)
US$2,250 million 2.500% notes due 2019	15,110	15,455	2.67%
US$1,500 million 3.125% notes due 2021	10,044	10,272	3.26%
US$700 million 2.800% notes due 2023	4,687	4,793	2.90%
US$2,250 million 3.600% notes due 2024	15,061	15,401	3.68%
US$2,550 million 3.400% notes due 2027	16,989	17,374	3.52%
US$700 million 4.500% notes due 2034	4,650	4,755	4.60%
US$1,000 million 4.000% notes due 2037	6,663	6,813	4.06%
US$1,750 million 4.200% notes due 2047	11,655	11,917	4.25%
US$1,000 million 4.400% notes due 2057	6,658	6,808	4.44%

Carrying value	91,517	93,588
Unamortized discount and debt issuance costs	589	582

Total principal amounts of unsecured senior notes	92,106	94,170
Less: current portion of principal amounts of unsecured senior notes	(15,127)	(15,466)

Non-current portion of principal amounts of unsecured senior notes	76,979	78,704

  The 2014 Senior Notes and the 2017 Senior Notes were issued at a discount with a total amount of US$47 million (RMB297 million). The debt issuance costs of US$82 million (RMB517 million) were presented as a direct deduction from the principal amount of the unsecured senior notes on the consolidated balance sheets. The effective interest rates for the unsecured senior notes include the interest charged on the notes as well as amortization of the debt discounts and debt issuance costs.

  The 2014 Senior Notes and the 2017 Senior Notes contain covenants including, among others, limitation on liens, consolidation, merger and sale of the Company's assets. As of June 30, 2019, the Company is in compliance with all these covenants. In addition, the 2014 Senior Notes and the 2017 Senior Notes rank senior in right of payment to all of the Company's existing and future indebtedness expressly subordinated in right of payment to the notes and rank at least equally in right of payment with all of the Company's existing and future unsecured unsubordinated indebtedness (subject to any priority rights pursuant to applicable law).

  The proceeds from issuance of the 2014 Senior Notes were used in full to refinance a previous syndicated loan in the same amount. The proceeds from the issuance of the 2017 Senior Notes were used for general corporate purposes.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2018 AND 2019

21.   Unsecured senior notes (Continued)

  As of June 30, 2019, the future principal payments for the Company's unsecured senior notes will be due according to the following schedule:

Principal amounts
(in millions of RMB)
Within 1 year	15,466
Between 1 to 2 years	—
Between 2 to 3 years	10,310
Between 3 to 4 years	4,812
Between 4 to 5 years	—
Thereafter	63,582

94,170

  As of March 31, 2019 and June 30, 2019, the fair values of the Company's unsecured senior notes, based on Level 2 inputs, were US$13,679 million (RMB91,964 million) and US$14,053 million (RMB96,600 million), respectively.

22.   Related party transactions

  During the three months ended June 30, 2018 and 2019, other than disclosed elsewhere, the Company had the following material related party transactions:

  Transactions with Ant Financial and its affiliates

	Three months ended June 30,
	2018	2019
	(Unaudited)
	(in millions of RMB)
Amounts earned by the Company
Profit Share Payments (i)	910	1,627
SME Annual Fee (ii)	239	239
Administrative and support services (iii)	186	295
Commission on transactions (iii)	122	251
Cloud computing revenue (iii)	145	240
Other amounts earned (iii)	145	392

	1,747	3,044

Amounts incurred by the Company
Payment processing fee (iv)	1,739	2,281
Other amounts incurred (iii)	564	703

	2,303	2,984

  (i)
  In 2014, the Company entered into the 2014 IPLA with Ant Financial. Under the 2014 IPLA, the Company received the Profit Share Payments amounting to the sum of an expense reimbursement plus 37.5% of the consolidated pre-tax income of Ant Financial, subject to certain adjustments (Note 4(a)).

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2018 AND 2019

22.   Related party transactions (Continued)

    Profit Share Payments were recognized in consolidated income statements, net of the costs incurred for the provision of the software technology services reimbursed by Ant Financial. No reimbursement was made by Ant Financial to the Company for the three months ended June 30, 2018 and 2019, respectively.

  (ii)
  The Company entered into software system use and service agreements with Ant Financial in 2014. In calendar years 2016 to 2017, the Company received the SME Annual Fee equal to 2.5% of the average daily balance of the SME loans made by Ant Financial and its affiliates. In calendar years 2018 to 2021, the Company received or will receive the SME Annual Fee equal to the amount paid in calendar year 2017 (Note 4(a)).

  (iii)
  The Company has other commercial arrangements, treasury management arrangements and cost sharing arrangements with Ant Financial, its subsidiaries and affiliates on various sales and marketing, cloud computing, treasury management, and other administrative and support services.

  (iv)
  The Company and Alipay, among others, entered into a commercial agreement in 2011 whereby the Company receives payment processing services in exchange for a payment processing fee, which was recognized in cost of revenue.

  As of March 31, 2019 and June 30, 2019, the Company had certain amounts of cash and short-term investments held in accounts managed by Alipay.

  Transactions with Weibo Corporation ("Weibo")

  The strategic collaboration agreement and the marketing cooperation agreement that were entered into between the Company and Weibo, an equity investee of the Company, expired in January 2016. Expenses incurred in connection with the marketing services provided by Weibo pursuant to these agreements and other commercial arrangements of RMB206 million and RMB156 million were recorded in the cost of revenue and sales and marketing expenses in the consolidated income statements for the three months ended June 30, 2018 and 2019, respectively.

  The Company also has other commercial arrangements with Weibo primarily related to cloud computing services. In connection with these services provided by the Company, RMB68 million and RMB71 million were recorded in revenue in the consolidated income statements for the three months ended June 30, 2018 and 2019, respectively.

  Transactions with other investees

  Cainiao Network has commercial arrangements with certain investees of the Company related to logistics services. Revenues recognized in connection with these services of RMB24 million and RMB264 million were recorded in the consolidated income statements for the three months ended June 30, 2018 and 2019, respectively. Expenses incurred in connection with these services of RMB3,709 million and RMB2,226 million were recorded in the consolidated income statements for the same periods, respectively.

  The Company has extended loans to certain of the Company's investees for working capital and other uses in conjunction with the Company's investments. As of June 30, 2019, the aggregate outstanding balance of these loans was RMB2,401 million, with durations generally ranging from one month to ten years and interest rates of up to 10% per annum.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2018 AND 2019

22.   Related party transactions (Continued)

  Other transactions

  The Company's digital economy offers different platforms on which different enterprises operate and the Company believes that all transactions on the Company's platforms are conducted on terms obtained in arms-length transactions with similar unrelated parties.

  Other than the transactions disclosed above or elsewhere in the consolidated financial statements, the Company has commercial arrangements with SoftBank, its investees and other related parties to provide and receive certain marketing, logistics, traffic acquisition, cloud computing and other services and products. The amounts relating to these services provided and received represent less than 1% of the Company's revenue and total costs and expenses, respectively, for the three months ended June 30, 2018 and 2019.

  In addition, the Company has made certain acquisitions and equity investments together with related parties from time to time during the three months ended June 30, 2018 and 2019. The agreements for acquisitions and equity investments were entered into by the parties involved and conducted on fair value basis. The significant acquisitions and equity investments together with related parties are included in Note 4.

23.   Restricted net assets

  PRC laws and regulations permit payments of dividends by the Company's subsidiaries incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Company's subsidiaries incorporated in the PRC are required to annually appropriate 10% of their net income to the statutory reserve prior to payment of any dividends, unless the reserve has reached 50% of their respective registered capital. Furthermore, registered share capital and capital reserve accounts are also restricted from distribution. As a result of the restrictions described above and elsewhere under PRC laws and regulations, the Company's subsidiaries incorporated in the PRC are restricted in their ability to transfer a portion of their net assets to the Company in the form of dividends. The restriction amounted to RMB114,247 million as of June 30, 2019. Except for the above or disclosed elsewhere, there is no other restriction on the use of proceeds generated by the Company's subsidiaries to satisfy any obligations of the Company.

24.   Commitments

(a)   Capital commitments

  Capital expenditures contracted for are analyzed as follows:

	As of March 31, 2019	As of June 30, 2019
	(in millions of RMB)
Contracted but not provided for:
Purchase of property and equipment	5,656	7,328
Construction of corporate campuses	3,576	3,218

	9,232	10,546

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2018 AND 2019

24.   Commitments (Continued)

(b)   Operating lease commitments for office facility and transportation equipment

  The Company has leased office premises and transportation equipment under non-cancellable operating lease agreements. These leases have different terms and renewal rights. As of March 31, 2019, the future aggregate minimum lease payments under non-cancellable operating leases are as follows:

As of March 31, 2019
(in millions of RMB)
No later than 1 year	4,984
Later than 1 year and no later than 5 years	10,675
More than 5 years	15,346

Total	31,005

  Upon the adoption of ASC 842 on April 1, 2019, operating lease liabilities are initially recognized based on the present value of the future lease payments at lease commencement and the future lease payment under operating lease as of June 30, 2019 is disclosed in Note 7.

(c)   Commitments for co-location and bandwidth fees, licensed copyrights and marketing expenses

	As of March 31, 2019	As of June 30, 2019
	(in millions of RMB)
No later than 1 year	21,768	22,463
Later than 1 year and no later than 5 years	22,291	21,969
More than 5 years	4,964	4,876

Total	49,023	49,308

(d)  Investment commitments

  The Company was obligated to pay up to RMB23,954 million and RMB23,245 million for business combinations and equity investments under various arrangements as of March 31, 2019 and June 30, 2019, respectively. The commitment balance as of March 31, 2019 and June 30, 2019 primarily includes the consideration for the investment relating to STO Express (Note 4(m)), Focus Media Information Technology Co., Ltd. ("Focus Media") and the remaining committed capital of certain investment funds. The commitment balance relating to Focus Media represents an agreement to acquire a 10% equity interest of an entity controlled by the founder and chairman of Focus Media, which holds an approximately 23% equity interest in Focus Media, for a cash consideration of US$511 million. This transaction has not been completed as of June 30, 2019.

(e)   Sponsorship commitment

  In January 2017, the Company entered into a framework agreement with the International Olympic Committee (the "IOC") and the United States Olympic Committee for a long-term partnership arrangement through 2028. Joining in The Olympic Partner worldwide sponsorship program, the Company has become the official "E-Commerce Services" Partner and "Cloud Services" Partner of the IOC. In addition, the Company has been granted certain marketing rights, benefits and opportunities relating to future Olympic Games and

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2018 AND 2019

24.   Commitments (Continued)

(e)   Sponsorship commitment (Continued)

  related initiatives, events and activities. The Company will provide at least US$815 million worth of cash, cloud infrastructure services and cloud computing services, as well as marketing and media support in connection with various Olympic initiatives, events and activities, including the Olympic Games and the Winter Olympic Games through 2028. As of March 31, 2019 and June 30, 2019, the aggregate amount of cash to be paid and value of services to be provided in the future approximates US$738 million and US$731 million, respectively.

25.   Risks and contingencies

  (a)
  The Company is incorporated in the Cayman Islands and considered as a foreign entity under PRC laws. Due to legal restrictions on foreign ownership and investment in, among other areas, value-added telecommunications services, which include the operations of Internet content providers, the Company conducts its Internet businesses and other businesses through various contractual arrangements with VIEs that are held by PRC citizens or by PRC entities owned and/or controlled by PRC citizens. The VIEs hold the licenses and approvals that are essential for their business operations in the PRC and the Company has entered into various agreements with the VIEs and their equity holders such that the Company has the right to benefit from their licenses and approvals and generally has control of the VIEs. In the Company's opinion, the current ownership structure and the contractual arrangements with the VIEs and their equity holders as well as the operations of the VIEs are in substantial compliance with all existing PRC laws, rules and regulations. However, there may be changes and other developments in PRC laws, rules and regulations. Accordingly, the Company gives no assurance that PRC government authorities will not take a view in the future that is contrary to the opinion of the Company. If the current ownership structure of the Company and its contractual arrangements with the VIEs and their equity holders were found to be in violation of any existing or future PRC laws or regulations, the Company's ability to conduct its business could be impacted and the Company may be required to restructure its ownership structure and operations in the PRC to comply with the changes in the PRC laws which may result in deconsolidation of the VIEs.

  (b)
  The PRC market in which the Company operates poses certain macro-economic and regulatory risks and uncertainties. These uncertainties extend to the ability of the Company to operate or invest in online and mobile commerce or other Internet related businesses, representing the principal services provided by the Company, in the PRC. The information and technology industries are highly regulated. Restrictions are currently in place or are unclear regarding what specific segments of these industries foreign owned enterprises, like the Company, may operate. If new or more extensive restrictions were imposed on the segments in which the Company is permitted to operate, the Company could be required to sell or cease to operate or invest in some or all of its current businesses in the PRC.

  (c)
  The Company's sales, purchase and expense transactions are generally denominated in RMB and a significant portion of the Company's assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People's Bank of China (the "PBOC"). Remittances in currencies other than RMB by the Company in the PRC must be processed through the PBOC or other PRC foreign exchange regulatory bodies and require certain supporting documentation in order to effect the remittance. If the foreign exchange control system prevents the Company from obtaining sufficient foreign currencies to satisfy its currency demands, the

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2018 AND 2019

25.   Risks and contingencies (Continued)

    Company may not be able to pay dividends in foreign currencies and the Company's ability to fund its business activities that are conducted in foreign currencies could be adversely affected.

  (d)
  Financial instruments that potentially subject the Company to significant concentration of credit risk consist principally of cash and cash equivalents, short-term investments, restricted cash and investment securities. As of March 31, 2019 and June 30, 2019, substantially all of the Company's cash and cash equivalents, short-term investments and restricted cash were held by major financial institutions located worldwide, including Hong Kong and the PRC. If the banking system or the financial markets deteriorate or become volatile, the financial institutions and other issuers of financial instruments held by the Company could become insolvent and the markets for these instruments could become illiquid, in which case the Company could lose some or all of the value of its investments.

  (e)
  During the three months ended June 30, 2018 and 2019, the Company offered a trade assurance program on the international wholesale marketplaces at no charge to the wholesale buyers and sellers. If the wholesale sellers who participate in this program do not deliver the products in their stated specifications to the wholesale buyers on schedule, the Company may compensate the wholesale buyers for their losses on behalf of the wholesale sellers up to a pre-determined amount following a review of each particular case. In turn, the Company will seek a full reimbursement from the wholesale sellers for the prepaid reimbursement amount, yet the Company is exposed to a risk over the collectability of the reimbursement from the wholesale sellers. During the three months ended June 30, 2018 and 2019, the Company did not incur any material losses with respect to the compensation provided under this program. Given that the maximum compensation for each wholesale seller is pre-determined based on their individual risk assessments by the Company considering their credit profile or other relevant information, the Company determined that the likelihood of material default on the payments are not probable and therefore no provisions have been made in relation to this program.

  (f)
  In the ordinary course of business, the Company makes strategic investments in privately held companies and listed securities to increase the service offerings and expand capabilities. The Company continually reviews its investments to determine whether a decline in fair value below the carrying value is other-than-temporary. The primary factors which the Company considers in its determination include the length of time that the fair value of the investment is below the Company's carrying value; post-balance sheet date fair value of the investment; the financial condition, operating performance, strategic collaboration with and the prospects of the investee; the economic or technological environment in which the investee operates; and other entity specific information, such as recent financing rounds completed by the investee companies. Fair value of the listed securities is subject to volatility and may be materially affected by market fluctuations. If the decline in fair value is significant and other-than-temporary, the carrying value of the investment is written down to its fair value and this may negatively impact the results of operations of the Company.

  (g)
  In the ordinary course of business, the Company is from time to time involved in legal proceedings and litigations relating to disputes relating to trademarks and other intellectual property, among others. As of March 31, 2019, the Company accrued a settlement provision of US$250 million (RMB1,679 million) for the settlement of a U.S. federal class action lawsuit in exchange for a full release of all claims brought in the lawsuit that has been pending since January 2015. The amount has been paid as of June 30, 2019 (Note 19). Except for the above, there are no legal proceedings and litigations that have in the recent past had, or to the Company's knowledge, are probable to have, a material impact on the Company's

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2018 AND 2019

25.   Risks and contingencies (Continued)

    financial positions, results of operations or cash flows. Except for the above, the Company did not accrue any other material loss contingencies in this respect as of March 31, 2019 and June 30, 2019.

26.   Segment information

  The Company presents segment information after elimination of inter-company transactions. In general, revenue, cost of revenue and operating expenses are directly attributable, or are allocated, to each segment. The Company allocates costs and expenses that are not directly attributable to a specific segment, such as those that support infrastructure across different segments, to different segments mainly on the basis of usage, revenue or headcount, depending on the nature of the relevant costs and expenses. The Company does not allocate assets to its segments as the CODM does not evaluate the performance of segments using asset information.

  The following tables present the summary of each segment's revenue, income from operations and adjusted earnings before interest, taxes and amortization ("Adjusted EBITA") which is considered as a segment operating performance measure, for the three months ended June 30, 2018 and 2019:

	Three months ended June 30, 2018 (Unaudited)
	Core commerce	Cloud computing	Digital media and entertainment	Innovation initiatives and others	Total segments	Unallocated (i)	Consolidated
	(in millions of RMB, except percentages)
Revenue	69,188	4,698	5,975	1,059	80,920	—	80,920
Income (Loss) from operations	23,022	(2,074)	(4,290)	(3,775)	12,883	(4,863)	8,020
Add: share-based compensation expense	8,095	1,581	818	2,564	13,058	3,320	16,378
Add: amortization of intangible assets	1,680	5	340	9	2,034	70	2,104

Adjusted EBITA (ii)	32,797	(488)	(3,132)	(1,202)	27,975	(1,473)

Adjusted EBITA margin (iii)	47%	(10)%	(52)%	(114)%

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2018 AND 2019

26.   Segment information (Continued)

	Three months ended June 30, 2019
	Core commerce	Cloud computing	Digital media and entertainment	Innovation initiatives and others	Total segments	Unallocated (i)	Consolidated
	(in millions of RMB, except percentages)
Revenue	99,544	7,787	6,312	1,281	114,924	—	114,924
Income (Loss) from operations	35,049	(1,509)	(3,159)	(3,000)	27,381	(3,006)	24,375
Add: share-based compensation expense	3,310	1,147	596	1,015	6,068	1,047	7,115
Add: amortization of intangible assets	2,666	4	330	20	3,020	46	3,066

Adjusted EBITA (ii)	41,025	(358)	(2,233)	(1,965)	36,469	(1,913)

Adjusted EBITA margin (iii)	41%	(5)%	(35)%	(153)%

  The following table presents the reconciliation from the Adjusted EBITA to the consolidated net income for the three months ended June 30, 2018 and 2019:

	Three months ended June 30,
	2018	2019
	(Unaudited)
	(in millions of RMB)
Total Segments Adjusted EBITA	27,975	36,469
Unallocated (i)	(1,473)	(1,913)
Share-based compensation expense	(16,378)	(7,115)
Amortization of intangible assets	(2,104)	(3,066)

Consolidated income from operations	8,020	24,375
Interest and investment income, net	7,246	187
Interest expenses	(1,213)	(1,346)
Other (loss) income, net	(83)	2,101
Income tax expenses	(5,665)	(6,712)
Share of results of equity investees	(655)	517

Consolidated net income	7,650	19,122

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2018 AND 2019

26.   Segment information (Continued)

  The following table presents the total depreciation and amortization expenses of property and equipment, and operating lease cost relating to land use rights by segment for the three months ended June 30, 2018 and 2019:

	Three months ended June 30,
	2018	2019
	(Unaudited)
	(in millions of RMB)
Core commerce	1,253	1,919
Cloud computing	1,188	2,014
Digital media and entertainment	291	338
Innovation initiatives and others and unallocated (i)	125	411

Total depreciation and amortization expenses of property and equipment, and operating lease cost relating to land use rights	2,857	4,682

  (i)
  Unallocated expenses are primarily related to corporate administrative costs and other miscellaneous items that are not allocated to individual segments.

  (ii)
  Adjusted EBITA represents net income before (i) interest and investment income, net, interest expense, other income or loss, net, income tax expenses and share of results of equity investees, and (ii) certain non-cash expenses, consisting of share-based compensation expense and amortization of intangible assets, which are not reflective of the Company's core operating performance.

  (iii)
  Adjusted EBITA margin represents Adjusted EBITA divided by revenue.

  Details of the Company's revenue by segment are set out in Note 5. As substantially all of the Company's long-lived assets are located in the PRC and substantially all of the Company's revenue is derived from within the PRC, no geographical information is presented.

27.   Dividends

  No dividends have been paid or declared by the Company during the three months ended June 30, 2018 and 2019.

28.   Subsequent events

  As detailed in Note 2(a), the Share Subdivision and the ADS Ratio Change were effective on July 30, 2019. The number of issued and unissued ordinary shares as disclosed in these consolidated financial statements are prepared on a basis after taking into account the effects of the Share Subdivision and the ADS Ratio Change and have been retrospectively adjusted accordingly.

  Except for the above and as disclosed elsewhere in these consolidated financial statements, there are no other significant events that occurred subsequent to June 30, 2019.